As filed with the Securities and Exchange Commission on November 7, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
UNDER SCHEDULE B
OF
THE SECURITIES ACT OF 1933

Corporación Andina de Fomento

(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates

850 Library Avenue
Suite 204
Newark, Delaware 19711

Copies to:
Robert H. Craft, Jr., Esq. Sullivan & Cromwell 1701 Pennsylvania Avenue, N.W. Washington, D.C. 20006 United States of America	Hugo Sarmiento Chief Financial Officer Corporación Andina de Fomento Torre CAF Avenida Luis Roche, Altamira Caracas, Venezuela	Meredith B. Cross, Esq. Wilmer, Cutler & Pickering 2445 M Street, N.W. Washington, D.C. 20037 United States of America

          Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

          The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of each class to be registered	Aggregate Offering Price	Registration Fee(2)

Debt Securities	(1)	—

Guarantees	(1)	—

Total	$335,000,000(3)	$30,820

(1)	Such indeterminate principal amount or number of debt securities or guarantees of CAF as may from time to time be issued at indeterminate prices. The securities registered hereunder shall not have an aggregate offering price which exceeds $1,250,000,000 in United States dollars or the equivalent in any other currency.

(2)	Pursuant to Rule 429(b), the prospectus filed as part of this Registration Statement also relates to the remaining unsold $915,000,000 principal amount of securities previously registered on Registration Statements under Schedule B. $875,000,000 principal amount of such securities were previously registered on the Registration Statement under Schedule B (File No. 333-88404), originally filed on May 10, 2002, and $40,000,000 principal amount of such securities were previously registered on the Registration Statement under Schedule B (File No. 333-11970), originally filed on May 17, 2000. The Registrant paid a filing fee of $80,500 with respect to the securities previously registered on the Registration Statement under Schedule B, originally filed on May 10, 2002, and paid a filing fee of $10,560 with respect to the securities previously registered on the Registration Statement under Schedule B, originally filed on May 17, 2000.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell and does not seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 7, 2002

$1,250,000,000

Corporación Andina de Fomento

Debt Securities

Guarantees

        We may from time to time offer up to $1,250,000,000 (or its equivalent in other currencies) aggregate principal amount of the securities described in this prospectus. The securities may be debentures, notes, guarantees or other unsecured evidences of indebtedness. In the case of debt securities sold at an original issue discount, we may issue a higher principal amount up to an initial public offering price of $1,250,000,000 (or its equivalent).

      We may offer the securities from time to time as separate issues. In connection with any offering, we will provide a prospectus supplement describing the amounts, prices, maturities, rates and other terms of the securities we are offering in each issue.

      We may sell the securities directly to or through underwriters, and may also sell securities directly to other purchasers or through agents.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated              , 2002

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under the Securities Act of 1933, using a “shelf” registration process. Under the shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,250,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

      This prospectus provides you with a general description of our business and of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement before purchasing our securities. If the information in the prospectus supplement differs from the information in this prospectus or in the registration statement, you should rely on the information in the prospectus supplement.

      You should rely only on the information in this prospectus or in other documents to which we have referred you in making your investment decision. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date specified on the cover of this document.

      Except as otherwise specified, all amounts in this prospectus are expressed in United States dollars (“dollars,” “$,” “US$” or “U.S. dollars”).

      Certain amounts that appear in this prospectus may not sum because of rounding adjustments.

FORWARD-LOOKING INFORMATION

      This prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Securities Exchange Act. Statements that are not historical facts are statements about our beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe”, “expect”, “anticipate”, “should” and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus, such as the effects of economic turmoil in one or more of our member countries.

CORPORACIÓN ANDINA DE FOMENTO

      CAF was established in 1968 pursuant to the Agreement establishing the Corporación Andina de Fomento, an international treaty, to foster and promote economic development within the Andean Community. CAF is a multilateral financial institution. Our principal stockholders are the current member countries of the Andean Community — the Republics of Bolivia, Colombia, Ecuador, Peru and Venezuela, which collectively accounted for 95.4% of the nominal value of the paid-in capital at December 31, 2001. As of that date, our non-regional stockholders included Brazil, Chile, Jamaica, Mexico, Panama, Paraguay and Trinidad and Tobago, which collectively accounted for 4.5% of the nominal value of the paid-in capital at December 31, 2001. In 2002, Uruguay and Costa Rica became non-regional stockholders. Our shares are also held by 22 financial institutions based in the Andean Community countries, which collectively accounted for 0.1% of the nominal value of the paid-in capital at December 31, 2001. CAF commenced operations in 1970. Our headquarters are in Caracas, Venezuela, and we have regional offices in the capital cities of each of the four remaining Andean Community countries.

      Our primary operations are (1) project lending and (2) trade-financing and corporate lending. Within the Andean Community countries, we provide financing for public and private sector projects and, through trade finance, endeavor to help companies located in the Andean Community countries to access world markets. Project loans are specific-purpose loans to public entities or corporations, and the term “project loan” as used in this prospectus generally does not denote limited-recourse financing. To a limited extent, we also make working capital loans.

      The treaty establishing CAF generally delegates to our Board of Directors the power to establish and direct our financial, credit and economic policies. Our Board of Directors has adopted a formal statement of our financial and operational policies, the Políticas de Gestión. These operational policies provide our management with guidance as to significant financial and operational issues, and they may not be amended by the Board of Directors in any manner inconsistent with the treaty. In 1996, the treaty was amended to include and further increase certain lending and borrowing limitations previously set forth in these operational policies. See “Operations of CAF — Credit Policies”.

      We raise funds for operations both within and outside the Andean Community countries. Our strategy with respect to funding and borrowing is to obtain long-term and medium-term funds for project loans and short-term funds for trade-finance and corporate loans.

      Our objective is to support sustainable development and economic integration within the Andean Community countries by helping the Andean Community countries make their economies diversified, competitive and more responsive to social needs.

LEGAL STATUS OF CAF

      As an international treaty organization, we are a legal entity under public international law. We have our own legal personality, which permits us to enter into contracts, acquire and dispose of property and take legal action. The treaty establishing CAF has been ratified by the legislature in each of the Andean Community countries. We have been granted the following immunities and privileges in each Andean country:

(1)	immunity from expropriation, search, requisition, confiscation, seizure, sequestration, attachment, retention or any other form of forceful seizure by reason of executive or administrative action by any of the Andean Community countries and immunity from enforcement of judicial proceedings by any party prior to final judgment;

(2)	free convertibility and transferability of our assets;

(3)	exemption from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes; and

(4)	exemption from any restrictions, regulations, controls or moratoria with respect to our property or assets.

      In addition, we have entered into agreements with each of our non-regional stockholders except Chile. Pursuant to these agreements, each country has agreed to extend to us, with respect to our activities in and concerning that country, immunities and privileges similar to those we have been granted in the Andean Community countries.

USE OF PROCEEDS

      Unless otherwise specified in the accompanying prospectus supplement, we will use the net proceeds of the sale of the securities to fund our lending operations.

CAPITALIZATION

      The following table sets forth our capitalization at September 30, 2002. There has been no material change in our capitalization since September 30, 2002.

At September 30,
2002

(in millions)
Short-term debt(1)	$2,219.1

Long-term debt (maturities over one year)(1)	$3,121.0
Stockholders’ Equity
Capital
Subscribed capital, paid-in and receivable (authorized capital $5.0 billion)(2)	1,408.6
Less: Capital receivable	(239.8)

Paid-in capital	1,168.8
Capital in excess of par value	110.2

Total	1,279.0
Reserves
Mandatory reserve	179.7
General reserve	464.3

Total reserves	644.0
Retained earnings	97.6

Total stockholders’ equity	2,020.6

Total long-term debt and stockholders’ equity	$5,141.6

(1)	Includes deposits, accrued interest and commissions payable and accrued expenses and other liabilities. On October 25, 2002, we issued $70,000,000 aggregate principal amount of our 7 7/8% Notes due 2022, and on October 29, 2002, we issued an additional $15,000,000 aggregate principal amount of our 7 7/8% Notes due 2022. The two issuances constitute a single series.

(2)	In addition to subscribed capital shown in the table, our subscribed capital included callable capital of $912 million at September 30, 2002. See “Capital Structure — Callable Capital” in the prospectus.

CAPITAL STRUCTURE

General

      On March 1, 2002, CAF’s stockholders increased its authorized capital to a total of $5.0 billion, of which $3.1 billion will be paid-in capital and $1.9 billion will be callable capital. In 1998, CAF increased its authorized capital from $2.5 billion to $3.0 billion.

      Our shares are divided into Series “A” shares, Series “B” shares and Series “C” shares.

      Series “A” shares may be owned only by Andean Community countries. Each Andean Community country owns one Series “A” share, which is held by the government, either directly or through a government-designated social or public purpose institution. Each of the five Andean Community countries owning Series “A” shares is entitled to elect one Director and one Alternate Director to our Board of Directors.

      Series “B” shares are also owned by Andean Community countries and are held by the governments either directly or through designated governmental entities, except for certain Series “B” shares, constituting 0.1% of our outstanding shares, which are owned by 22 private sector financial institutions in the Andean Community countries. We offered and sold Series “B” shares to private sector financial institutions in 1989 in order to obtain the benefit of their views in the deliberations of our Board of Directors. The five Andean Community countries owning Series “B” shares are entitled to elect a total of five additional Directors and five Alternate Directors through cumulative voting, and the 22 private sector owners of Series “B” shares separately are entitled to elect one Director and one Alternate Director.

      Series “C” shares are currently owned by nine countries that are not members of the Andean Community: Brazil, Chile, Costa Rica, Jamaica, Mexico, Panama, Paraguay, Trinidad and Tobago and Uruguay. In 2001, Argentina entered into a preliminary agreement to become a non-regional stockholder, as did Spain in 2002. The preliminary agreement with Argentina remains subject to ratification by its government, while Spain’s preliminary agreement was approved by the Spanish government in September 2002. We make available Series “C” shares for subscription by countries outside the Andean Community in order to strengthen links between these countries and the Andean Community countries. Ownership of our Series “C” shares by countries outside the Andean Community makes entities in these countries that deal with entities in Andean Community countries eligible to receive loans from us with respect to these dealings. At December 31, 2001, holders of Series “C” shares collectively were entitled to elect one Director and one Alternate Director. On March 1, 2002, our stockholders approved amendments to our Constitutive Agreement that will entitle holders of Series “C” shares collectively to elect two Directors and two Alternate Directors. After this newly-created position is filled, our Board of Directors will be comprised of thirteen Directors.

      Under the treaty establishing CAF, Series “A” shares may be held by or transferred only to governments or government-designated social or public purpose institutions. Series “B” shares also may be held by or transferred to such entities and, in addition, may be held by or transferred to private corporations or individuals, except that no more than 49% of the Series “B” shares within any country may be held by private stockholders. Series “C” shares may be held by or transferred to public or private entities outside the Andean Community countries. Unless a member withdraws, shares may be transferred only to entities in the same country.

Paid-in Capital and Capital Receivable

      At December 31, 2001, CAF’s subscribed paid-in and receivable capital was $1.3 billion, of which $1.1 billion was paid-in capital and $233.3 million was capital receivable in installments. Over the years, we have had several increases of subscribed capital. Our most recent capital increases occurred in 1990, 1996, 1997, 1999, and 2002.

      In 1990, Andean Community countries subscribed to a paid-in capital increase of $500.0 million, payable in ten annual installments through 2001. Through the year 2001, each of Colombia, Peru and Venezuela made annual installment payments of $14.0 million, and each of Bolivia and Ecuador made annual installment payments of $4.0 million. This capital increase was paid in full in 2001. In September 2002, scheduled payments of capital totaling $88.1 million were made by certain of CAF’s stockholders in the following amounts:

           • Bolivia — $7.0 million

           • Colombia — $24.5 million

           • Ecuador — $7.0 million

           • Peru — $25.0 million

           • Venezuela — $24.6 million

      In 1996, Brazil subscribed to $25.4 million of our capital payable in three equal annual installments, the last annual installment of which was paid in 1998.

      In 1997, Panama subscribed to $9.7 million of our paid-in capital, payable in five installments commencing in 1997. Panama’s subscription was paid in full in 2001. Also in 1997, Paraguay subscribed to $9.7 million of our paid-in capital, payable in five installments commencing in 1998.

      In 1999, the Andean Community countries subscribed to a paid-in capital increase of $600.0 million, payable in seven annual installments through 2006. The payments made on this new subscription in 2000 and 2001 were in addition to the payments to be made in those years under the 1990 subscription. The subscriptions of Ecuador and Bolivia each account for approximately 8% of that amount, and the subscriptions of Colombia, Peru and Venezuela each account for approximately 28% of that amount. Also in 1999, Jamaica became a new member of CAF by subscribing to $1.0 million of capital. Jamaica’s subscription will be payable in two installments. Lastly, in 1999, Brazil subscribed to an additional capital contribution of $25.0 million, of which $18.6 million was paid as of December 31, 2001 and which was paid in full in 2002.

      Subject to ratification by its government, Argentina (in 2001) subscribed to paid-in capital of $25.0 million. Spain subscribed to paid-in capital of $100.0 million, of which one third is expected to be paid shortly.

      In 2001, Uruguay subscribed to paid-in capital of $5.0 million, of which it paid $1.7 million in January 2002. The balance is payable in installments due in 2003 and 2004.

      In April 2002, Costa Rica paid in full its subscribed capital of $20.0 million.

      Since 1996, capital contributions to CAF have included a premium (valor patrimonial) paid on each share purchased. This premium is in addition to the nominal $5,000 per share value established by CAF’s by-laws. The premium is determined at the beginning of each subscription and applies to all payments under that subscription. The subscription figures in each of the preceding three paragraphs reflect such a premium. The premium for the 1999 subscriptions described above was $5,450 per share. The premium for 2002 subscriptions is $5,850 per share.

      All stockholders are current in their capital payments.

      The following table sets out the nominal value of our subscribed paid-in capital and capital receivable as of December 31, 2001:

Stockholders	Paid-in Capital	Capital Receivable

	(in thousands)
Series “A” Shares
Bolivia	$ 1,200	$ —
Colombia	1,200	—
Ecuador	1,200	—
Peru	1,200	—
Venezuela	1,200	—

Series “B” Shares:
Bolivia	80,620	18,190
Colombia	285,465	64,120
Ecuador	80,620	18,190
Peru	285,460	64,130
Venezuela	285,460	64,130
Private sector financial institutions	1,130	0

Series “C” Shares:
Brazil	24,065	3,220
Chile	1,225	0
Jamaica	410	135
Mexico	13,085	0
Panama	5,205	0
Paraguay	4,000	1,135
Trinidad and Tobago	585	0

Total	$1,073,330	$233,250

Reserves

      Article 42 of the treaty establishing CAF requires that at least 10% of our net income in each year be allocated to a mandatory reserve until that reserve amounts to 50% of subscribed capital. The mandatory reserve can be used only to offset losses. We also maintain a general reserve to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is not available or is impractical. The general reserve is invested in short-term securities and certificates of deposit that are easily convertible into cash. The mandatory reserve is an accounting reserve.

      At December 31, 2001, our reserves totaled $554.7 million. At such date, the mandatory reserve amounted to $168.8 million, or 7.6% of subscribed capital, and the general reserve amounted to $385.8 million.

Callable Capital

      In addition to our subscribed paid-in and receivable capital, our stockholders have subscribed to callable capital totaling $912.0 million at December 31, 2001. Our callable capital may be called by the Board of Directors to meet our obligations only to the extent that we are unable to meet such obligations with our own resources.

      The treaty establishing CAF provides that the obligation of stockholders to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, we consider members’ obligations to pay for callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective member governments. If the callable capital were to be called, the treaty establishing CAF requires that the call be prorated among stockholders in proportion to their stockholdings.

SELECTED FINANCIAL INFORMATION

      The following selected financial information as of and for the years ended December 31, 2001, 2000 and 1999 has been derived from our financial statements for those periods, which have been audited by KPMG, independent accountants. Our method of accounting conforms to U.S. GAAP. The selected financial information with respect to balance sheet data at September 30, 2001 and 2002 and with respect to income statement data, loan portfolio and equity investments and selected financial ratios for the nine-month periods then ended has been derived from our unaudited interim financial information and includes all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at such dates and our results of operations for such periods. The results of the nine-month period ended September 30, 2002 are not necessarily indicative of results to be expected for the full year 2002. The selected financial information should be read in conjunction with our audited financial statements and notes thereto in the prospectus, with our unaudited interim financial information and the note thereto in this prospectus and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on the following pages and in the prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2000	1999	2002	2001

	(in thousands)
Income Statement Data
Interest income	$409,825	$448,939	$355,438	$239,933	$324,675
Interest expense	(228,718)	(268,158)	(208,345)	(106,312)	(183,705)

Net Interest income	181,107	180,781	147,093	133,621	140,970
Provision for loan losses	(38,756)	(47,745)	(36,679)	(30,400)	(43,000)

Net Interest income after provision	142,351	133,036	110,414	103,221	97,970
Non-interest income	13,273	14,253	17,901	24,048	22,531
Non-interest expenses	(42,753)	(40,086)	(36,330)	(29,718)	(31,356)
Cumulative effect of change in accounting for derivatives and hedging activities	(307)	—	—	—	(307)

Net income	$112,564	$107,203	$91,985	$97,551	$88,838

Balance Sheet Data (end of period)
Current assets (net of allowance)	$1,996,267	$1,923,921	$1,904,853	$1,977,314	$1,814,678
Non-current assets	4,808,473	3,915,690	3,509,965	5,383,322	4,370,795

Total assets	$6,804,740	$5,839,611	$5,414,818	$7,360,636	$6,185,473

Current liabilities	$2,251,127	$1,732,452	$1,561,622	$2,219,084	$1,596,048
Long term liabilities	2,728,023	2,481,924	2,434,893	3,120,974	2,798,761

Total liabilities	4,979,150	4,214,376	3,996,515	5,340,058	4,394,809
Total stockholders’ equity	1,825,590	1,625,235	1,418,303	2,020,578	1,790,664

Total liabilities and stockholders’ equity	$6,804,740	$5,839,611	$5,414,818	$7,360,636	$6,185,473

Loan Portfolio and Equity Investments
Total loans	$5,455,155	$4,478,234	$4,187,962	$5,955,730	$4,925,643
Allowance for loan losses	176,965	153,757	129,082	194,085	181,463
Equity investments	120,152	130,968	101,646	118,465	130,559
Selected Financial Ratios
Return on average total stockholders equity(1)	6.5%	7.0%	6.8%	6.8%	6.9%
Return on average paid-in capital(2)	10.9%	11.6%	11.2%	11.6%	11.5%
Return on average assets(3)	1.8%	1.9%	1.8%	1.8%	2.0%
Administrative expenses divided by average assets	0.5%	0.6%	0.6%	0.4%	0.6%
Overdue loan principal as a percentage of loan portfolio	0.00%	0.12%	0.07%	0.06%	0.09%
Non-accrual loans as a percentage of loan portfolio	0.62%	0.81%	0.97%	0.57%	0.94%
Allowance for losses as a percentage of loan portfolio	3.2%	3.4%	3.1%	3.26%	3.68%

(1)	Net income divided by average total stockholders’ equity.*

(2)	Net income divided by average subscribed and paid-in capital.*

(3)	Net income divided by average total assets.*

(*)	For the nine month periods, the amounts have been annualized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our audited financial statements included on pages F-3 through F-25 of this prospectus and the unaudited interim financial information as of September 30, 2001 and September 30, 2002 and for the nine-month periods ended September 30, 2001 and 2002 included on pages F-26 through F-30 of this prospectus.

Summary of Results

      During the three years ended December 31, 2001, our net income increased at a compound average annual rate of approximately 10.6%. These increases resulted principally from sustained growth in our net financial income, which resulted principally from an increase in our interest-earning assets. The growth in our interest-earning assets reflected increases in our total assets. The growth in our interest-earning assets more than offset the negative impact of the general decline in market interest rates experienced in most years over this three-year period.

      Our net income for the year ended December 31, 2001 was $112.6 million, representing an increase of $5.4 million, or 5%, over net income for 2000. For the year ended December 31, 2000, our net income was $107.2 million, representing an increase of $15.2 million, or 16.5%, over net income of $92.0 million for 1999.

      Our net income for the nine-month period ended September 30, 2002 was $97.6 million, representing an increase of $8.7 million, or 9.8%, over net income for the corresponding period in 2001. This increase resulted principally from the reduction in the provision for loan losses taken in the third quarter of 2002 compared to the corresponding period in 2001. In addition, our interest-earning assets increased in all categories of assets. The increase in net income was achieved in spite of the negative effect that the decline in interest rates and net interest margin, compared to the corresponding period in 2001, had on net interest income.

      Starting with the Asian financial crisis and the difficulties in the Russian and Brazilian economies, which began at the end of 1997, and continuing with natural disasters, the decrease in the price of commodities and the current financial crisis in Argentina, emerging market countries, including some of our member countries, have experienced economic turmoil during the past five years. For example, in 1999, the countries of the Andean region experienced, in the aggregate, economic contraction.

      During the first six months of 2002, the aggregate economic performance of the Andean Region was adversely affected by the economic contraction in Venezuela. At June 30, 2002, the annualized percentage change in GDP compared to the end of 2001 for the each of the region’s countries was estimated at: Bolivia, 2.7%; Colombia, 1.4%; Peru, 4.2%; and Venezuela, -7.1%. The most recent data for Ecuador available at this time is for March 31, 2002, and at that date Ecuador reflected a GDP change of 4.0%.

      To date, these developments have not had a material adverse effect on our results of operations or financial condition. We cannot give assurances, however, that the situation of the emerging market economies, including the economies of our member countries, will have no adverse effect on CAF in the future.

      Management anticipates that growth in our project loan portfolio will be moderate in the medium-term because the amount of new loan approvals is expected to level off.

Impact of Change to U.S. GAAP Accounting in 2001

      In 2001, we changed from IAS to U.S. GAAP for financial reporting purposes. Additionally, the financial statements for the years 2000 and 1999 were restated and are presented in accordance with U.S. GAAP.

      The most significant effects of this conversion on our balance sheet and income statement are as follows:

     Retained Earnings from Previous Years

      Previous years’ retained earning were negatively affected in the amount of $4.5 million, distributed in the fiscal years of 1998 through 2000. This reduction in retained earnings originated from: first, a $4.1 million charge resulting from the creation of a personnel compensation program to offset the differences in social security benefits among the five Andean region stockholder countries; and second, the effect of the difference in the treatment of equity investments that are required to be recorded under the equity method according to U.S. GAAP (20% to 50% CAF participation) compared to the previous treatment under IAS (cost method for all equity investments), which amounted to a net reduction of $0.4 million.

     2001 Net Income

      Our net income for 2001 was negatively affected in the amount of $0.3 million as a result of the cumulative effect adjustment for the change in accounting for derivatives and hedging activities.

     Impairment Charge for Equity Investments

      We charged $22.5 million to the allowance for losses to reflect the permanent impairment in the value of those equity investments that are impairment charges for equity investments recorded at cost (less than 20% CAF participation). The charge was distributed as follows: $14.2 million in 2001, $6.3 million in 2000 and $2.0 million in 1999.

Income Statement

     Interest Income

      3rd Quarter 2002. For the nine-month period ended September 30, 2002, interest income was $239.9 million, representing a decrease of $84.7 million, or 26.1%, over interest income of $324.7 million for the corresponding period in 2001. This decrease resulted principally from the decline in interest rates compared to the corresponding period of 2001, which more than offset an increase in loans outstanding.

      2001, 2000 and 1999. For the year ended December 31, 2001, our interest income was $409.8 million, representing a decrease of $39.1 million, or 8.7%, over our interest income of $448.9 million for the year ended December 31, 2000. This decrease resulted principally from the decline in interest rates. Interest income for the year ended December 31, 2000 represented an increase of $93.5 million, or 26.3%, over our interest income of $355.4 million for the year ended December 31, 1999. This increase resulted principally from the increase in our interest-earning assets over that period.

     Interest Expense

      3rd Quarter 2002. For the nine-month period ended September 30, 2002, interest expense was $106.3 million, representing a decrease of $77.4 million, or 42.1%, over interest expense of $183.7 million for the corresponding period in 2001. This decrease resulted principally from the decline in interest rates compared to the corresponding period of 2001 offset in part by an increase in interest bearing liabilities.

      2001, 2000 and 1999. For the year ended December 31, 2001, our interest expense was $228.7 million, representing a decrease of $39.4 million, or 14.7%, over our interest expense of $268.2 million for the year ended December 31, 2000. This decrease resulted principally from the decline in interest rates. Interest expense for the year ended December 31, 2000 represented an increase of $59.8 million, or 28.7%, over our interest expense of $208.3 million for the year ended December 31, 1999. These increases resulted principally from an increase in our interest-bearing liabilities over those periods.

     Net Interest Income

      3rd Quarter 2002. For the nine-month period ended September 30, 2002, net interest income was $133.6 million, representing a decrease of $7.3 million, or 5.2%, over net interest income of $141.0 million for the corresponding period in 2001. As a result, net interest income margin decreased to 3.0% for the nine-month period ended September 30, 2002 as compared to 3.6% for the corresponding period in 2001.

      2001, 2000 and 1999. For the year ended December 31, 2001, our net interest income was $181.1 million, representing an increase of $0.3 million, or 0.2%, over net interest income of $180.8 million for the year ended December 31, 2000, which in turn represented an increase of $33.7 million, or 22.9%,over net interest income of $147.1 million for the year ended December 31, 1999. This increase in our net interest income resulted principally from the increase in our interest-earning assets over that period.

      Our net interest income margin was 3.3% in 2001, as compared to 3.7% in 2000 and 3.4% in 1999.

Provision for Loan Losses

      3rd Quarter 2002. For the nine-month period ended September 30, 2002, provisions for loan losses were $30.4 million, representing a decrease of $12.6 million, or 29.3%, over the provisions for loan losses of $43.0 million taken in the corresponding period in 2001.

      2001, 2000 and 1999. The increases in our net income in 2001, 2000 and 1999 occurred despite the provisions we took in respect of loan losses. In 2001, our loan loss provision was $38.8 million, a decrease of 18.8% from our provision of $47.8 million in 2000. Our 2000 provision, however, was an increase of 30.2% from the $36.7 million provision we took in 1999.

      The provisions in the periods described above reflect management’s estimates for both general and specific provisions. The specific provision is related to loans that have been adversely classified. The calculation of the amount set aside as the general provision is based on the sovereign ratings of the stockholder countries and their related probabilities of default, as provided by the major rating agencies, adjusted to take into account CAF’s privileges and immunities within the Andean region. The specific provision is calculated using the following methods: the present value of expected cash flows discounted at the loan’s effective interest rate, the estimated fair value of collateral that may be held, and the observable market value of the loan.

     Non-Interest Income

      Our non-interest income consists principally of commissions, impairment charges for equity investments, dividends and equity in earnings of investees and other income.

      3rd Quarter 2002. For the nine-month period ended September 30, 2002, non-interest income was $24.0 million, representing an increase of $1.5 million, or 6.7%, over non-interest income of $22.5 million for the corresponding period in 2001, despite the impairment charge for equity investments of $3.5 million during the first nine months of 2002. The increase was primarily the result of an increase in commissions, offset in part by declines in other areas.

      For the nine-month period ended September 30, 2002, commissions were $25.0 million, representing an increase of $7.4 million, or 42.3%, over commissions of $17.5 million for the corresponding period in 2001.

      2001, 2000 and 1999. For the year ended December 31, 2001, our total non-interest income was $13.3 million, representing a decline of $1.0 million, or 6.9%, over total non-interest income of $14.3 million for the year ended December 31, 2000, which in turn represented a decline of $3.6 million, or 20.4%, over total non-interest income of $17.9 million for the year ended December 31, 1999. These declines in our total non-interest income resulted principally from impairment charges for equity investments of $14.2 million in 2001, or 11.9% of our equity investments at December 31, 2001, and $6.3 million in 2000, or 4.8% of our equity investments at December 31, 2000. For the year ended December 31, 1999, impairment charges for equity investments were $2.0 million, or 2% of our equity investments. These charges comprise portions of equity investments in companies and portions of equity investments in investment funds.

      Equity investments in which CAF has a participation of less than 20% of the investee’s equity are required to be recorded at cost according to U.S. GAAP. Also, management is required to assess the value of these investments and determine whether any value impairment is other than temporary or temporary. Impairment charges must be taken once management has determined that the loss of value is other than temporary. As a result of the analysis of these equity investments, management determined impairment charges totaling $22.5 million, distributed as follows: $14.2 million in 2001, $6.3 million in 2000, and $2.0 million in 1999.

      The impairment charges were distributed as follows according to the type of investment:

	2001	2000	1999

Single companies	$8,144,480	$6,254,744	$2,020,869
Investment funds	$6,099,473	—	—

Total	$14,243,953	$6,254,744	$2,020,869

      For the year ended December 31, 2001, commissions were $21.9 million, representing an increase of $7.2 million, or 49.7%, over commissions of $14.7 million for the year ended December 31, 2000, which in turn represented a decline of $1.3 million, or 8.3%, over commissions of $16.0 million for the year ended December 31, 1999. These are commissions charged to public sector and private sector borrowers for medium- and long-term loans.

      In part, the increase in commissions reflects an increase in lending in the form of B loans. See “Project Lending”.

     Non-Interest Expenses

      Our non-interest expenses consist principally of commissions and administrative expenses, with the latter representing approximately 80% of total non-interest expenses.

      3rd Quarter 2002. For the nine-month period ended September 30, 2002, non-interest expenses were $29.7 million, representing a decrease of $1.6 million, or 5.2%, over non-interest expenses of $31.4 million for the corresponding period in 2001. Administrative expenses of $22.4 million, representing 75.4% of total non-interest expenses, were $2.5 million, or 10.0%, lower than the $24.9 million in administrative expenses for the corresponding period in 2001.

      Our general and administrative expenses as a percentage of total average assets decreased from an annualized level of 0.55% during the nine-month period ended September 30, 2001 to 0.42% for the corresponding period in 2002.

      2001, 2000 and 1999. For the year ended December 31, 2001, our total non-interest expenses were $42.8 million, representing an increase of $2.7 million, or 6.7%, over total non-interest expenses of $40.1 million for the year ended December 31, 2000, which in turn represented an increase of $3.8 million, or 10.5%, over the total non-interest expenses of $36.3 million for the year ended December 31, 1999. These increases resulted largely from increases in commissions paid for borrowings and administrative expenses.

      For the year ended December 31, 2001, administrative expenses were $34.6 million, or 0.5% of our total average assets, representing an increase of $1.5 million over administrative expenses for the year ended December 31, 2000. For the year ended December 31, 2000, administrative expenses were $33.1 million, or 0.6% of total average assets, representing an increase of $1.9 million over administrative expenses of $31.2 million for the year ended December 31, 1999. These increases resulted largely from higher local currency expenses in Venezuela, resulting from the fact that the rate of Venezuelan inflation during the period exceeded the rate of devaluation of the Venezuelan currency against the U.S. dollar for the same period. Nevertheless, over the period between December 31, 1999 and December 31, 2001, our general and administrative expenses decreased as a percentage of our total average assets.

Balance Sheet

     Total Assets and Liabilities

      3rd Quarter 2002. At September 30, 2002, our total assets were $7,360.6 million, representing an increase of $555.9 million, or 8.2%, from total assets of $6,804.7 million as of December 31, 2001. At

September 30, 2002, our total liabilities were $5,340.1 million, representing an increase of $360.9 million, or 7.2%, from total liabilities of $4,979.2 million as of December 31, 2001.

      2001 and 2000. At December 31, 2001, our total assets were $6.8 billion, representing an increase of $965.1 million, or 16.5%, over total assets of $5.8 billion as of December 31, 2000. The growth in our total assets principally reflects the general expansion of our lending operations. See “Operations of CAF”. At December 31, 2001, our total liabilities were $5.0 billion, representing an increase of $764.8 million, or 18.1%, over total liabilities of $4.2 billion as of December 31, 2000.

      The growth in our liabilities over the periods described above reflects principally our issuance of long-term debt securities in the international capital markets, as well as an increase in the use of short-term lines of credit and deposits received, in order to fund growth in our operations.

Asset Quality

     Overdue Loans

      3rd Quarter 2002. At September 30, 2002, the total principal amount of our overdue loans was $3.5 million (not including non-accrual loans in overdue status).

      2001 and 2000. At December 31, 2001, we did not have any overdue loans; at December 31, 2000, the total principal amount of our overdue loans was $5.3 million (in each case, not including non-accrual loans in overdue status).

     Non-Accrual Loans

      3rd Quarter 2002. At September 30, 2002, the total principal amount of our non-accrual loans was $34.2 million, or 0.57% of the total loan portfolio, representing an increase of $0.4 million as compared to $33.8 million at December 31, 2001. At September 30, 2002, the non-accrual loans consisted of loans to five private sector borrowers in Ecuador, Peru and Venezuela.

      2001 and 2000. At December 31, 2001, the total principal amount of our non-accrual loans was $33.8 million, or 0.6% of the total loan portfolio, representing a decrease of $2.4 million as compared to $36.2 million at December 31, 2000. At December 31, 2001, our loans in non-accrual consisted of loans to eight private sector borrowers in Bolivia, Ecuador, Mexico, Peru and Venezuela.

     Impaired Loans

      3rd Quarter 2002. At September 30, 2002, the total principal amount of impaired loans (representing 100% of the principal amount of non-accrual loans) was $34.2 million, or 0.57% of the total loan portfolio as compared to $65.3 million, or 1.2%, at December 31, 2001.

      2001 and 2000. At December 31, 2001, the total principal amount of impaired loans (including the total principal amount of non-accrual loans) was $65.3 million, or 1.2% of the total loan portfolio, representing a decrease of $6.9 million as compared to $72.2 million at December 31, 2000.

     Restructured Loans

      3rd Quarter 2002. At September 30, 2002, the total principal amount of outstanding restructured loans was $65.1 million, or 1.1% of the total loan portfolio, as compared to $88.2 million, or 1.6%, at December 31, 2001. The total amount represented loans to nine private sector borrowers in Ecuador, Peru and Venezuela.

      2001 and 2000. At December 31, 2001, the total principal amount of outstanding restructured loans was $88.2 million, or 1.6% of the total loan portfolio. The total amount represented loans to eleven private sector borrowers in Bolivia, Ecuador, Peru and Venezuela. This represented an increase over the total principal amount of outstanding restructured loans at December 31, 2000, which was $80.6 million, or 1.8% of the total loan portfolio.

     Loan Write-offs and Recoveries

      3rd Quarter 2002. A total of $13.8 million of principal amount of six loans was written off in the first nine months of 2002, representing a decrease of $1.5 million, or 9.8%, compared to total write-offs of $15.3 million in the first nine months of 2001. CAF booked recoveries of $569 thousand and $52 thousand during the first nine months of 2002 and 2001, respectively.

      2001 and 2000. A total of $15.6 million of the principal amount of nine loans was written off in 2001, representing a decrease of $8.0 million, or 33.7%, compared to total write-offs of $23.6 million in 2000. These write-offs comprise portions of the non-accrual loans referred to above. We booked recoveries of $64,000 and $493,000 during 2001 and 2000, respectively.

      See “Operations of CAF — Loan Portfolio” and “Operations of CAF — Project Lending” for details regarding the distribution of our loans by country and economic sector.

Liquidity

      CAF seeks to ensure adequate liquidity by maintaining liquid assets greater than the higher of:

(1)	30% of total undisbursed project loan commitments; and

(2	) 30% of the sum of our next 12 months’

(a)	estimated debt service, plus

(b)	estimated project loan disbursements.

      Our investment policy requires that at least 80% of our liquid assets be held in the form of investment grade instruments. The remaining portion may be invested in unrated or non-investment grade instruments. As of December 31, 2001, 91.5% of our liquid assets were invested in investment grade instruments. At December 31, 2001, our liquid assets consisted of $1.2 billion of cash, time deposits and securities, of which 87.3% was invested in time deposits in financial institutions or securities rated “A” or better by a U.S. nationally recognized rating organization. As of September 30, 2002, 92.9% of our liquid assets were invested in investment grade instruments as compared to 91.5% at December 31, 2001. At September 30, 2002, our liquid assets consisted of $1,283.1 million of cash, time deposits and securities, of which 91.6% was invested in time deposits in financial institutions or securities rated “A” or better by a U.S. nationally recognized rating organization, as compared to $1.2 billion and 87.3% at December 31, 2001. Our investment policy emphasizes security and liquidity over yield.

Strategy and Capital Resources

      Our business strategy is to provide financing for projects, trade and investment in the Andean Community countries. Management expects our assets to grow in the future, which will increase our need for additional funding; likewise, maturing debt obligations will need to be replaced. In addition to scheduled capital increases, management anticipates a need to increase funds raised in the international capital markets, as well as to increase borrowings from multilateral and other financial institutions. While the substantial majority of our equity will continue to be held by Andean Community countries, we intend to continue offering equity participation to countries outside the Andean Community through the issuances of Series “C” shares to such countries. See “Capital Structure — General”.

      Argentina and Spain have signed agreements with CAF to become Series “C” stockholders. Argentina subscribed to 2,380 shares of paid-in capital at a price of $10,500 per share. Spain subscribed to both shares of paid-in capital and shares of callable capital. Spain subscribed 9,523 shares of paid-in capital at a price of $10,500 per share and 40,000 shares of callable capital, which are registered at a price of $5,000 per share. The agreement signed by Argentina is pending the final approval by the Argentine government. Therefore, no payments have yet been received under the agreement. In September 2002, the Spanish government approved Spain’s subscription to paid-in capital of $100.0 million and callable capital of $200.0 million, and in October 2002, such subscription become effective. Spain’s initial payment will be $33.3 million. The balance will be due in two equal annual installments. Uruguay subscribed to 476 shares of paid-in capital at a price of $10,500 per share, and paid its first installment of $1.7 million in 2002 and received 158 Series “C” shares. Costa Rica subscribed to 1,895 shares of paid-in capital at a price of $10,500 per share, and paid in full for and received those shares in 2002.

      We intend to continue our programs to foster sustainable growth within the Andean Community countries, and to increase our support for the private sector within our markets, either directly or through financial intermediaries. See “Operations of CAF” below.

OPERATIONS OF CAF

      CAF’s purpose is to foster and promote economic development within the Andean Community countries through the efficient use of financial resources in conjunction with both private sector and public sector entities. To accomplish our objective, we primarily engage in two areas of operations: (1) project lending and (2) trade-financing and corporate lending. Project lending includes the identification, promotion and financing of medium-term and long-term public sector and private sector projects in stockholder countries. Trade-financing and corporate lending includes the financing of trade to, from and among Andean Community countries and with external markets, as well as the financing of working capital and capital expenditures. In addition, we make limited equity investments in companies in the Andean Community, provide technical and financial assistance in the Andean Community to promote economic development and integration, and provide administrative services for certain regional funds.

      CAF also provides lending for projects in non-regional stockholder countries, including but not limited to projects that promote trade or integration with Andean Community countries.

Business Management of CAF

      Our business management is divided into two broad functions: client relationship management and financial management.

     Client Relationship Management

      Our client relationship management function is conducted by a group of relationship managers and sector and product specialists who are responsible for the development, structuring, appraisal and implementation of our lending activities. Clients are identified through direct contact, referrals from our representative offices and referrals from third parties such as stockholders, multilateral institutions, international financial institutions and other clients.

      In 1999, in order to sharpen our client focus on both a country-by-country and a product-by-product basis, we made some structural changes to our client relationship management. Our client relationship management function is currently fulfilled by four departments, each headed by a Vice President. These departments are:

•	Development Strategies, which is responsible for developing strategies and initiatives within the corporation’s mission and objectives;

•	Country Business Coordination, which is responsible for our relationships with governments, public sector corporations and financial institutions and for the development of a global approach to business activities in each of the member countries;

•	Infrastructure, which is responsible for the financing of infrastructure projects and project finance; and

•	Industry and Financial Institutions, which is responsible for our relationships with private sector corporations and private sector and public sector financial institutions, and for our investment banking activities.

      The client relationship management group is also responsible for reviewing and developing lending policies and procedures and for monitoring the quality of the loan portfolio on an ongoing basis. In these duties, the client management group is assisted by our Credit Administration Office and our Risk Management Office.

     Financial Management

      Our financial management group is responsible for managing our funded debt as well as our liquid assets. This group is responsible for developing, structuring, appraising and implementing our borrowing activities. It is also responsible for reviewing and developing policies and procedures for the monitoring of our financial well being and for the proper management of liquidity. The financial management group is headed by the Vice President of Finance.

      The asset distribution group is a part of the financial management group, and it has two basic responsibilities:

(1)	structuring A/ B loan transactions in which we loan a portion of the total amount and other financial institutions loan the remainder; and

(2)	selling loans to international banks interested in increasing their exposure in the Andean region.

      The staff of our financial management group works in close coordination with our client relationship managers.

      Our client management group and financial management group are supported by the financial control and budget, human resources, systems and legal departments.

Loan Portfolio

      During the three-year period ended December 31, 2001, our total assets grew at a compound average annual rate of 12.1%, in part reflecting the economic growth in the Andean Community countries. At December 31, 2001, our total assets were $6.8 billion, of which $5.5 billion (80.2%) were disbursed and outstanding loans. Of the $5.5 billion in disbursed and outstanding loans, $5.0 billion (90.9%) was disbursed to finance medium-term and long-term project loans and $496.7 million (9.1%) was disbursed to finance trade-finance and corporate loans. At December 31, 2001, the B loan portion of our A/B loan transactions totaled $525 million. A/B loans included (1) project loan transactions and (2) trade-finance and corporate loan transactions. The tables on loan exposure that follow reflect only the A portion of the respective A/B loan transactions since we only assume the credit risk of the A loan portion. During this three-year period, our project lending portfolio grew at a compound average annual rate of 23.8%, while our trade-finance and corporate loan portfolio declined by a compound average annual rate of 27.9%. We expect further loan growth to be funded by additional borrowings and deposits, retained earnings and planned capital increases.

      Our loan pricing is typically based on our cost of funds plus a spread to cover operational costs and credit risks. All sovereign-risk loans are made at the same spread for comparable maturities. Generally, our project loans are made on a floating interest rate basis. Under certain exceptional circumstances, loans may be made at fixed interest rates, provided that the corresponding funding is obtained at fixed interest rates. Project loans approved prior to June 1989 were extended at interest rates that were fixed at the time of disbursement. On project loans, we generally charge a loan origination fee equal to 1.0% of the total loan amount and a commitment fee equal to 0.75% per annum on undisbursed loan balances. Substantially all project loans are denominated in U.S. dollars.

Loans to Public and Private Sector Borrowers

      Our total loan portfolio outstanding, classified by public sector and private sector borrowers, was as follows:

	At December 31,

	1999	2000	2001

	(in millions)
Public Sector	$2,995.1	$3,512.2	$4,444.3	81.5%
Private Sector	1,192.9	966.0	1,008.3	18.5%

	$4,188.0	$4,478.2	$5,452.6	100.0%

Fair value adjustments on hedging activities	—	—	2.5

Total	$4,188.0	$4,478.2	$5,455.2

      The percentage of our total loan portfolio represented by public sector loans increased between 1999 and 2001 from 71.5% to 81.5%. The general increase reflects our greater emphasis on long-term public sector project lending. Management expects the proportion of public sector and private sector loans to remain approximately constant with 2001 levels during 2002.

      Our policies generally require that loans to public sector entities have the benefit of sovereign guarantees. Exceptions have been made for a few highly-capitalized entities. Loans to private sector entities other than banks generally must have the benefit of bank or other guarantees, or other collateral acceptable to us.

Loans by Type of Lending

      Our total loan portfolio outstanding, classified by type of loan, was as follows:

	At December 31,

	1999	2000	2001

	(in millions)
Project loans	$3,231.3	$3,983.2	$4,955.9	90.9%
Trade-financing and corporate loans	956.7	495.0	496.7	9.1%

	$4,188.0	$4,478.2	$5,452.6	100.0%

Fair value adjustments on hedging activities	—	—	2.5

Total	$4,188.0	$4,478.2	$5,455.2

      The percentage of our total loan portfolio represented by project loans increased between 1999 and 2001 from 77.2% to 90.9%. The percentage of our total loan portfolio represented by trade-financing and corporate loans decreased from 22.8% in 1999 to 9.1% in 2001. This decrease reflects the region’s economic development requirements and the increased participation of private international financial institutions in trade-financing and corporate lending activities in the region. We believe that trade-financing and corporate loans will continue to represent a small proportion of our total loan portfolio.

Loans by Borrowing Country

      Our total loan portfolio outstanding, classified on a country-by-country basis, according to the location of the borrower, was as follows:

	At December 31,

	1999	2000	2001

	(in millions)
Bolivia	$400.2	$411.1	$519.8	9.5%
Colombia	863.4	1,215.1	1,303.7	23.9%
Ecuador	933.9	948.8	1,116.8	20.5%
Peru	642.2	642.8	1,082.1	19.8%
Venezuela	978.7	882.9	1,041.0	19.1%
Other(1)	369.6	377.5	389.2	7.1%

	$4,188.0	$4,478.2	$5,452.6	100.0%

Fair value adjustments on hedging activities	—	—	2.5

Total	$4,188.0	$4,478.2	$5,455.2

(1)	Principally loans outside the Andean Community countries.

      During the past five years, our loan portfolio nearly doubled. During the three years ended December 31, 2001, the compound average growth rate of our loan portfolio increased by 14.1%. Compound average annual growth rates over the same period varied among the members of the Andean Community, however, with Bolivia at 14%, Colombia at 22.9%, Ecuador at 9.4%, Peru at 29.8%, and Venezuela at 3.1%. The growth of the loan portfolio during the three-year period reflects increases in loan approvals as a result of the region’s economic growth, our increased share of infrastructure financing in the region and, to a lesser extent, increased international trade in the region. Because project loans are generally disbursed over a three-year period, the more recent increases in outstanding loans reflect the more efficient approval process adopted in 1999, as well as the cumulative approvals of previous years.

      During the three-year period described above, loans to non-Andean Community countries increased by 5.3% as a result of an increase in the number of non-Andean Community countries holding Series “C” shares as described under “Capital Structure — General”. To date, our loans in non-Andean Community countries have primarily been to Brazilian borrowers. Management expects loans to non-Andean Community countries to increase.

Loans Approved and Disbursed by Country

      Set forth below is a table of the amount of loans approved and loans disbursed, classified by country, for each of the years indicated:

	Approved			Disbursed(1)

	1999	2000	2001	1999	2000	2001

	(in millions)
Bolivia	$247.5	$342.8	$464.0	$263.2	$149.6	$269.0
Colombia	735.8	773.2	819.1	393.4	817.9	187.5
Ecuador	267.6	398.0	356.3	212.0	235.0	370.8
Peru	630.2	451.0	650.1	405.7	361.8	697.8
Venezuela	160.8	271.4	738.5	293.9	108.2	381.3
Other(2)	138.4	87.0	169.1	245.0	145.9	104.8

Total	$2,180.4	$2,323.4	$3,197.1	$1,813.2	$1,818.4	$2,011.2

(1)	Includes short-term loans in the amounts of $655.8 million, $350.0 million, and $327.7 million, respectively, for each of the years in the three year period ended December 31, 2001.

(2)	Principally loans outside the Andean Community countries, of which $111.6 million was approved and $82.1 million disbursed to entities in Brazil in 2001.

      Our loan approval process is described under “— Credit Policies”. After approval, disbursements of a loan proceed in accordance with the contractual conditions of the loan agreement. Trade-finance and corporate loans are normally disbursed rapidly, while project loans may take several years to disburse.

Ten Largest Borrowers

      The following table sets forth the aggregate principal amount of loans to our ten largest borrowers, and the percentage such loans represented of the total loan portfolio, at December 31, 2001:

		As a Percentage
		of Total Loan
Borrower	Amount	Portfolio

	(in millions)
Republic of Ecuador	$903	16.6%
Republic of Peru	874	16.0%
Republic of Colombia	846	15.5%
Republic of Venezuela	818	15.0%
Republic of Bolivia	324	5.9%
Corporación Financiera Nacional (Ecuador)(1)	134	2.5%
Fondo de Garantía de Instituciones (Colombia)(2)	88	1.6%
Petrobras (Brazil)(3)	85	1.6%
Financiera Energética Nacional (Colombia)(4)	84	1.5%
COFIDE (Peru)(5)	80	1.5%

(1)	Financial intermediary with a sovereign guarantee with respect to infrastructure, industrial and commercial development loans.

(2) Deposit Insurance Fund with a sovereign guarantee.

(3) Government owned oil company.

(4) Financial intermediary with respect to energy sector loans.

(5) Financial intermediary with respect to development loans.

     Project Lending

      We extend medium-term and long-term project loans to finance both public sector and private sector projects in the Andean Community countries, either directly to a project or through a financial intermediary in an Andean Community country that lends the funds to the appropriate project. Project loans may be used for any component of a project, subject to exceptions relating to, among other things, the acquisition of land and the payment of taxes. We endeavor to concentrate our lending activities on national and multinational economic development projects, especially those involving electricity, gas and water supply, transport or communications in two or more countries in the Andean Community and those that generate foreign exchange. Project loans generally do not involve limited-recourse financing.

      Operations in which we extend credit to entities in Series “C” stockholder countries outside the Andean Community must generally be related to activities of such entities in, or related to, countries of the Andean Community. The aggregate total of outstanding loans to entities in such countries for purely local activities may not exceed four times the amount of paid-in capital contributed by that country.

      Our policies permit us to provide up to 70% of the total project costs with respect to loans made to public sector entities that are considered a sovereign risk and that do not fund themselves out of their own revenues, except that we may provide up to 80% of the total project costs for projects characterized as being of social benefit.

      Loans to public or private entities that fund themselves out of their own revenues may not exceed 40% of project costs, except that we may provide up to 60% of project costs in the case of loans made to finance the expansion of existing facilities. Limited-recourse financing loans may not exceed 30% of project costs. In practice, however, we typically limit our loans to a smaller percentage of total project costs and generally require a larger percentage of financial support by the borrower than required by the policies described above.

      In 1997, we began making a portion of our loans through an “A/ B” loan program. The “A” portion of the loan is made directly to the borrower by CAF. Under the “B” portion, banks provide the funding and assume the credit risk. Because we act as the lender of record, however, the borrower receives a lower interest rate than is generally available in the commercial markets. The lower interest rate is a result, among other factors, of the reduced inherent risk resulting from our status as a multilateral financial institution. In 2001, we disbursed four A/ B loans totaling $700.0 million, of which $175.0 million is our A portion.

      In addition to loans we make directly to finance a project, we also provide multisectoral credit lines to other financial institutions in the Andean Community countries. The purpose of these credit lines is to enable these institutions to finance projects that fall within our overall objectives, but that are not sufficiently large to justify our being directly involved in the project. The relevant financial institutions are thereby provided with funds that enable them to strengthen their financial resources within parameters previously agreed to with CAF. Under such multisectoral credit lines, we take the credit risk of the financial intermediary and also have recourse to the underlying borrowers. The financial intermediaries are responsible for repayment of their loans from us regardless of whether the underlying borrower repays the financial intermediary.

Project Loans by Country

      The aggregate principal amount of our project loans outstanding at the respective dates indicated, classified by country, was as follows:

	At December 31,

	1999	2000	2001

	(in millions)
Bolivia	$268.1	$349.2	$390.5	7.9%
Colombia	712.9	1,179.2	1,292.0	26.1%
Ecuador	800.3	870.4	1,070.8	21.6%
Peru	291.7	412.3	897.0	18.1%
Venezuela	861.7	857.3	986.8	19.9%
Other(1)	296.6	314.8	318.8	6.4%

Total	$3,231.3	$3,983.2	$4,955.9	100.0%

(1)	Principally loans outside the Andean Community countries.

      During the three years ended December 31, 2001, our total project loans grew at a compound annual average rate of 23.8%. During the three years ended December 31, 2001, the growth rate of project loans by country was as follows: Bolivia, 20.7%; Colombia, 34.6%; Ecuador, 15.7%; Peru, 75.4%; and Venezuela, 7%. The growth of the project loan portfolio during the three-year period reflects increases in loan approvals as a result of the region’s economic growth during the period and our increased share of infrastructure financings in the region.

      Because project loans are generally disbursed over a three-year period, the more recent increases in outstanding loans reflect the more efficient approval process established in 1999, as well as the cumulative approvals of previous years.

      The significant increase in our project loans outstanding to Colombian borrowers as of December 31, 2000 and 2001 as compared to December 31, 1999 reflects Colombia’s increased reliance on CAF as its issuances in the international capital markets have declined. The substantial increase in loans to Peru from December 31, 1999 to December 31, 2001 reflects the disbursement of facilities granted to the government of Peru to finance investments in infrastructure and to support the financial system.

      Management anticipates that growth in our project lending will be moderate in the medium-term because the amount of new loan approvals is expected to level off.

Distribution of Project Loans

      At December 31, 2001, our project loan portfolio outstanding was distributed as follows:

							Total by	% of
	Bolivia	Colombia	Ecuador	Peru	Venezuela	Others	Sector	Total

	(in millions)
Public Sector(1)	$240.7	$1,129.6	$1,024.2	$874.2	$832.0	$153.8	$4,254.5	85.8%
Private Sector	149.7	162.4	46.7	22.7	154.8	165.0	701.4	14.2%

Total	$390.5	$1,292.0	$1,070.8	$897.0	$986.9	$318.8	$4,955.9	100.0%

Agriculture, hunting and forestry	$1.8	$50.3	$2.3	$110.2	$25.0	$—	$189.6	3.8%
Manufacturing industry	7.7	77.5	26.5	10.3	96.3	—	218.3	4.4%
Supply of electricity, gas and water	45.4	175.8	345.8	62.3	347.6	75.7	1,052.5	21.2%
Transport, warehousing and communications	175.2	293.0	289.0	200.4	217.1	243.1	1.417.7	28.6%
Financial intermediaries(2)	109.3	333.0	296.1	29.3	10.0	—	777.7	15.7%
Social and other infrastructure programs	3.8	312.9	89.1	437.5	90.0	—	933.2	18.8%

							Total by	% of
	Bolivia	Colombia	Ecuador	Peru	Venezuela	Others	Sector	Total

	(in millions)
Tourism	3.8	—	19.3	25.5	—	—	48.5	1.0%
Other activities	43.5	49.6	2.7	21.6	201.0	—	318.4	6.4%

Total	$390.5	$1,292.0	$1,070.8	$897.0	$986.9	$318.8	$4,955.9	100.0%

(1)	Loans to public sector financial intermediaries that are used to fund loans by such financial intermediaries to private sector entities are classified as public sector loans.

(2) Multisectoral credit lines to public sector development banks, private banks and other institutions.

Maturity of Project Loans

      At December 31, 2001, our outstanding project loans were scheduled to mature as follows:

	2002	2003	2004	2005	2006	2007	2008 - 2015

	(in millions)
Principal amount	$551.2	$634.3	$626.4	$729.5	$707.0	$588.5	$1,119.0

Selected Projects

      Set out below are examples of projects in which we have provided funding and the respective loan approval amounts.

     Bolivia

      NAFIBO — $100 million loan to support the Special Fund for Economic Reactivation (FERE — Fondo Especial de Reactivación Económica).

      Republic of Bolivia — $150 million loan to support the Pension Reform Program.

     Colombia

      Municipality of Bogota — $100 million loan to finance a public transportation system in the city of Bogota.

      Republic of Colombia — $200 million loan to finance the Second Program for Roads and Transportation for Peace and other complementary investments.

     Ecuador

      Republic of Ecuador — $50 million loan to finance the water transportation project “Sistema de Trasvases de la Provincia de Manabí”.

      Republic of Ecuador — $70 million loan to finance the road project “Vial Sur”, which connects the mid-south region of the country with the Pacific Ocean and the Amazonian region.

     Peru

      Republic of Peru — $20 million to support an emergency plan for the southern region of the country affected by an earthquake in June 2001.

      Republic of Peru — $300 million loan for a Multisectoral Program for public investments in the social, transportation, health, agriculture and education areas.

     Venezuela

      Bolivarian Republic of Venezuela — $100 million to finance a portion of the project to construct a subway line that will connect Los Teques and Caracas.

      C.A. La Electricidad de Caracas — $150 million structured as an A/ B loan to finance a five-year plan of investments.

     Trade-Finance and Corporate Loans

      We endeavor to strengthen trade by and among Andean Community countries and to assist companies in the Andean Community to access world markets. Our trade-financing and corporate lending activities are complementary to those of the export credit agencies of Andean Community countries because we finance qualifying import or export operations, whereas those agencies generally are limited to providing financing only for goods exported from the respective countries. Through trade-financing, we finance the movement of merchandise and through corporate loans we provide working capital. We also provide credit support to trade activities through the confirmation of letters of credit in situations where the issuing local bank would not be perceived as sufficiently creditworthy by financial institutions in the beneficiary’s country.

      We finance qualifying trade operations either directly through lines of credit to importers or exporters in the Andean Community countries or indirectly through lines of credit to banks and other institutions in the Andean Community countries. Direct loans constituted 21.8% and indirect loans constituted 78.2% of the trade-finance and corporate loan portfolio at December 31, 2001. At December 31, 2001, 61.8% of our trade-finance and corporate loan portfolio consisted of loans extended to public sector entities and 38.2% of that portfolio consisted of loans extended to private sector entities. With respect to trade-finance loans, depending on the type of goods, up to 100% of their value may be financed.

Trade-Finance and Corporate Loans by Country

      Trade-finance and corporate loans outstanding at the respective dates indicated, classified by country, were as follows:

	At December 31,

	1999	2000	2001

	(in millions)
Bolivia	$132.2	$61.9	$129.4	26.0%
Colombia	150.4	36.0	11.7	2.4%
Ecuador	133.6	78.3	46.0	9.3%
Peru	350.4	230.5	185.1	37.3%
Venezuela	117.0	25.6	54.1	10.9%
Non-Regional	73.0	62.7	70.4	14.1%

Total	$956.6	$495.0	$496.7	100.0%

      Private sector loans are not supported by sovereign guarantees.

      Our trade-finance and corporate loan portfolio decreased as a percentage of our total loan portfolio in 1999, 2000 and 2001, see “Operations of CAF — Loan Portfolio — Loans by Type of Lending”.

Maturity of Trade-Finance and Corporate Loans

      At December 31, 2001, our outstanding trade-finance and corporate loans were scheduled to mature as follows:

	2002	2003	2004	2005	2006	2007	2008

	(in millions)
Principal amount	$311.9	$63.1	$48.4	$16.0	$32.0	$15.0	$10.5

      At December 31, 2001, the average maturity of our trade-finance and corporate loan portfolio was 23 months; 62.8% of the total trade-finance and corporate loan portfolio matured within 12 months.

      Trade-finance and corporate loans are always extended on a floating interest rate basis. All trade-finance and corporate loans are made in U.S. dollars. Our amount of trade-financing and corporate lending has fallen as private sector banks have been increasingly willing to make such credits available.

Other Activities

     Equity Shareholdings

      We may acquire equity shareholdings in new or existing companies within the Andean Community countries, either directly or through investment funds focused on Latin America. Our equity participation in any one company is limited to 1% of our total stockholders’ equity. Our policies do not permit us to be a company’s largest individual stockholder. In addition, the aggregate amount of our equity investments cannot exceed 10% of our total stockholders’ equity. At December 31, 2001, the carrying value of our equity investments totaled $120.2 million, representing 6.6% of our total stockholders’ equity. As of December 31, 2001, 83.3% of our equity portfolio was held through investment funds.

     Treasury Operations

      Our investment policy requires that at least 80% of our liquid assets be held in the form of investment grade instruments. The remaining portion may be invested in unrated or non-investment grade instruments. At December 31, 2001, our liquid assets consisted of $1.2 billion of cash, time deposits and securities, of which 50% consisted of cash and time deposits.

     Credit Guarantees

      We have developed our credit guarantee product as part of our role of attracting international financing for our member countries. As such, we may offer guarantees of private credit agreements or we may offer public guarantees of obligations of the securities of third party issuers. We generally offer only partial credit guarantees with the intention that private lenders or holders of securities share the risk along with us.

      The emphasis of the credit guarantees is to aid in the financing of public sector projects, though we do not have any internal policies limiting our credit guarantees to public sector projects. Also, although we generally intend to guarantee approximately 25% of the financing for a given project, we may guarantee up to the full amount of the financing, subject to our other credit policies. The amount of credit guarantees outstanding was $100 million as of December 31, 2001 and $183.3 million as of September 30, 2002.

     Promotion of Regional Development

      As part of our role in advancing regional integration, we evaluate on an ongoing basis new investment opportunities intended to benefit the Andean Community countries. We also provide technical and financial assistance for the planning and implementation of binational and multinational projects, help obtain capital and technology for these projects and assist companies in developing and implementing modernization, expansion and organizational development programs.

Fund Administration

      At December 31, 2001, CAF acted as fund administrator for several funds, comprising $111.3 million in the aggregate, funded by third parties and by CAF’s stockholders.

      These funds are funded through allocations made each year by the stockholders from our prior year’s net income. In 2001, 2000 and 1999, stockholders allocated to these funds $26.0 million, $14.5 million, and $12.0 million from the net income of 2000, 1999 and 1998, respectively. These funds are not part of our accounts.

      At December 31, 2001, the principal funds were the Technical Cooperation Fund, the Fund for Human Development, the Compensatory Financing Fund, the HIPC Fund for Bolivia and the Fund for the Development of Small and Medium Enterprises.

     Technical Cooperation Fund

      At December 31, 2001, the Technical Cooperation Fund had a balance of $14.3 million. The purpose of this fund is to finance research and development studies that may lead to the identification of project investment opportunities and also, on occasions, to provide grants, that are typically less than $100,000 each, to facilitate the implementation of those projects.

     Fund for Human Development

      At December 31, 2001, the Fund for Human Development had a balance of $20.1 million. This fund is devoted to assist projects intended to promote sustainable development and that provide certain social or developmental benefits.

     Compensatory Financing Fund

      At December 31, 2001, the Compensatory Financing Fund had a balance of $19.0 million. This fund was created to provide interest rate compensation when a project providing social or developmental benefits is otherwise unable to sustain market interest rates.

     HIPC Fund for Bolivia

      The debt reduction initiative for Heavily Indebted Poor Countries (“HIPC”) has the purpose of increasing the resources of beneficiary countries to accelerate reform by reducing their external debt. At December 31, 2001, the HIPC Fund for Bolivia had a balance of $41.4 million. This fund was created as part of the application of the World Bank’s HIPC initiative for Bolivia.

     Fund for the Development of Small and Medium Enterprises

      At December 31, 2001, the Fund for the Development of Small and Medium Enterprises had a balance of $8.1 million. The purpose of this fund is to finance and in general support initiatives that aid the development of an entrepreneurial class in the region.

Credit Policies

      The treaty establishing CAF limits the total amount of disbursed and outstanding loans, guarantees and equity investments to 4.0 times stockholders’ equity. The actual ratio on December 31, 2001 was 3.0 times equity. The guidelines of the Basle Committee on Supervisory Practices and Banking Regulations require a capitalization ratio, defined as stockholders’ equity divided by risk-weighted assets plus risk-weighted off-balance sheet items, of not less than 8% for those institutions to which those guidelines are applicable. Our policy requires this capitalization ratio to be at least 30%. Our actual capitalization ratio was 30.8% at December 31, 2001.

      We apply commercial banking standards for credit approvals and maintain policies and procedures regarding risk assessment and credit policy. Relationship managers perform an initial screening of each potential client and transaction to ensure that the proposed extension of credit falls within our policies. Proposed project loans are evaluated in accordance with our Operational Policies, which set out detailed eligibility and evaluation guidelines. See “— Business Management of CAF”. Loans to a private sector borrower are approved taking into consideration both the individual loan and the total exposure of the borrower.

      Loans of up to $12.0 million are approved by the Credit Committee. The members of the Credit Committee are the Business Vice Presidents, the Chief Legal Counsel and the Heads of Credit Administration and Risk Administration. The committee is chaired by the Head of Credit Administration. The Executive

President, upon the recommendation of the Credit Committee, may approve loans between $12.0 million and $25.0 million and equity investments of up to $5.0 million. In excess of these amounts, loans of up to $40.0 million and equity investments of up to $10.0 million require the approval of the Executive Committee of our Board of Directors. Loans in excess of $40.0 million and equity investments in excess of $10.0 million require the approval of our Board of Directors.

      Our policies also impose limitations on loan concentration by country and by type of risk. Loans to entities in any one Andean Community country may not exceed either 30% of CAF’s loan portfolio or 100% of its stockholder’s equity. Aggregate loans to entities in any non-Andean Community country currently may not exceed eight times the total of such country’s paid-in capital contribution to us plus any assets entrusted by the country to us under a fiduciary relationship. This limit does not apply to trade loan financing with Andean Community countries. Additionally, no more than four times the country’s paid-in capital contribution to us plus any assets entrusted to us under a fiduciary relationship may be committed to operations essentially national in character. The same limitation applies to our total loan portfolio in relation to its stockholders’ equity. Loans to a public sector or mixed-capital entity not considered a sovereign risk are limited in the aggregate to 15% of our stockholders’ equity, and loans to any private sector entity are limited in the aggregate to 10% of our stockholders’ equity.

Asset Quality

      We classify a loan as overdue whenever payment is not made on its due date. We charge interest on the overdue payment from the due date and immediately suspend disbursements on all loans to the borrower and to any other borrowers of which the overdue borrower is a guarantor. The entire principal amount of a loan is placed in non-accrual status when collection or recovery is doubtful or when any payment, including principal, interest, fees or other charges in respect of the loan, is more than 90 days overdue in the case of a private sector loan or more than 180 days overdue in the case of a public sector loan. Interest and other charges on non-accruing loans are included in income only to the extent that payments have actually been received by us.

      Not including non-accrual loans, at December 31, 2001, we did not have any overdue loan principal. At that date, $33.8 million, or 0.6% of our total loan portfolio, was the total principal amount of loans in non-accrual status, representing a decrease of $2.4 million compared to December 31, 2000. At December 31, 2001, all non-accrual loans related to private sector borrowers. The non-accrual loans consisted of eight borrowers based in Bolivia, Ecuador, Mexico, Peru and Venezuela that are in the process of restructuring their debts, including their debts to us. Our management is uncertain as to the future outlook of our outstanding loans to these borrowers. For the year ended December 31, 2001, $3.6 million of overdue interest and other charges in respect of non-accrual status loans was excluded from net income.

      At December 31, 2000, the total amount of our overdue loan principal, not including non-accrual loans, was $5.3 million, or 0.1% of our total loan portfolio. At that date, the total principal amount of loans in non-accrual status was $36.2 million, or 0.8% of our total loan portfolio, representing a decrease of $4.6 million compared to December 31, 1999. At December 31, 2000, all overdue loan principal payments and non-accrual loans related to private sector borrowers. The non-accrual loans consisted of 14 loans to nine borrowers. For the year ended December 31, 2000, $4.6 million of overdue interest and other charges in respect of non-accrual status loans was excluded from net income.

      At December 31, 2001, the total principal amount of impaired loans (including the total principal amount of non-accrual loans) was $65.3 million, or 1.2% of the total loan portfolio, representing a decrease of $6.9 million as compared to $72.2 million at December 31, 2000. All impaired loans are related to private sector borrowers.

      Our management has concluded that the increase in non-accrual loans in our portfolio in 1999 and 2000 is attributable to cash flow and liquidity problems brought on by factors external to our borrowers’ businesses. The external factors are primarily natural disasters and macroeconomic problems affecting the economies in which our borrowers’ businesses are located.

      At December 31, 2001, our total loan write-offs since our inception amounted to $90.5 million, of which $15.6 million, representing portions of loans made to nine borrowers, occurred in 2001. Since inception, we have not suffered any significant losses on our project loan portfolio, although 16 loans, totaling $143.0 million, involving private sector borrowers have been restructured. During the same period, we suffered no significant losses on our trade-finance and corporate loan portfolio, with overdue amounts normally becoming current within 30 days of their due date. During the Latin American debt crisis of the 1980s, none of our loans was rescheduled. Although our loans do not enjoy any legal preference over those of other creditors, we do enjoy a de facto preferred creditor status arising from our status as a multilateral financial institution and from the interest of our borrowers in maintaining their credit standing with us.

Quality of Loan Portfolio

      The following table shows our overdue loan principal, loans in non-accrual status, and the total allowance for loan losses and their percentages of our total loan portfolio at the respective dates indicated, as well as loans written-off during each period:

	At December 31,

	1999	2000	2001

	(in millions)
Total loan portfolio	$4,188.0	$4,478.2	$5,455.2
Overdue loan principal	3.1	5.3	0.0
Impaired loans	67.6	72.2	65.3
Loans in non-accrual status	40.8	36.2	33.8
Loans written-off during period	17.1	23.6	15.6
Allowance for loan losses	129.1	153.8	177.0
Overdue principal payments as a percentage of loan portfolio	0.07%	0.12%	0.0%
Impaired loans as a percentage of loan portfolio	1.61%	1.61%	1.20%
Non-accrual loans as a percentage of loan portfolio	0.97%	0.81%	0.62%
Allowance for loan losses as a percentage of loan portfolio	3.08%	3.43%	3.24%

      The Constitutive Agreement establishing CAF requires that at least 10% of our net income in each year be allocated to our mandatory reserve. In addition, we have a general reserve that can be used to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is unavailable or impractical. At December 31, 2001, the mandatory reserve was $168.8 million, the general reserve was $385.8 million and the allowance for loan losses amounted to $177.0 million. At December 31, 2001, our reserves and allowance totaled $731.6 million.

      See “Capital Structure — Reserves”, for more information about our policies on reserves. For a further explanation on the Quality of the Loan Portfolio, please refer to “Operations of CAF — Asset Quality”.

FUNDED DEBT

Funding Strategy

      We raise funds for operations both within and outside the Andean Community countries. Our strategy with respect to funding and borrowing has been to obtain long-term and medium-term funds for project loans and short-term funds for trade-finance and corporate loans. In order to diversify our funding sources and to offer potential borrowers a wide range of credit facilities, we raise funds through bond issues in both the Andean and the international capital markets. We also take deposits and obtain loans and credit lines from central banks, commercial banks and, to the extent of imports related to projects we funded, export credit agencies.

      Within the Andean Community countries, we raise funds from central banks, financial institutions and by means of regional bond issues. Outside the region, we obtain funding from public sector development and credit agencies, from multilateral development banks, from various North American, European and Japanese commercial banks, from capital markets and from the U.S. commercial paper market.

Sources of Funded Debt

      The breakdown of our outstanding funded debt, both within and outside the Andean Community countries, at each of the dates indicated was as follows:

	At December 31,

	1999	2000	2001

	(in millions)
Within the Andean Community countries:
Term deposits	$442.4	$467.8	$421.6
Bonds	97.9	150.4	162.8

	540.3	618.2	584.4
Outside the Andean Community countries:
Deposits, acceptances and advances, commercial paper, and repurchase agreements	516.2	744.6	1,302.6
Loans and lines of credit(1)	632.1	495.3	511.7
Bonds	2,140.8	2,189.5	2,399.8

	3,289.1	3,429.4	4,214.1
Total	$3,829.4	$4,047.6	$4,798.5

(1)	Includes borrowings from the Inter-American Development Bank.

Maturity of Funded Debt

      The breakdown of our outstanding funded debt, by instrument and maturity, at each of the dates indicated was as follows:

	At December 31,

	1999	2000	2001

	(in millions)
Term deposits:
up to 1 year	$454.4	$517.8	$528.2
Acceptances, advances and commercial paper and repurchase agreements:
up to 1 year	504.2	694.6	1,195.9
Loans and lines of credit:
up to 1 year	177.4	111.0	114.4
between 1 and 3 years	190.0	184.1	164.7
between 3 and 5 years	115.2	79.9	66.5
more than 5 years	149.5	120.3	158.8

	632.1	495.3	504.4
Bonds:
up to 1 year	310.1	302.9	315.9
between 1 and 3 years	588.9	805.9	1,031.8
between 3 and 5 years	1,014.8	1,059.4	743.1
more than 5 years	324.9	171.7	471.7

	2,238.7	2,339.9	2,562.5

Totals:
up to 1 year	1,446.1	1,626.3	2,154.4
between 1 and 3 years	778.9	990.0	1,196.5
between 3 and 5 years	1,130.0	1,139.3	809.6
more than 5 years	474.4	292.0	630.5

	$3,829.4	$4,047.6	$4,791.0

      Our borrowings are primarily U.S. dollar-based: 78.1% of our total borrowings, or 99.7% of borrowings after swaps, were denominated in U.S. dollars at December 31, 2001. Non-U.S. dollar borrowings outstanding at December 31, 2001 included 52.9 billion Yen, 203.3 million Deutschemark and 500.0 million Euros; all of such non-U.S. dollar borrowings are swapped or otherwise hedged.

      At December 31, 2001, our unused term credit lines totaled $120.0 million.

DEBT RECORD

      We have never defaulted on the payment of principal of, or premium or interest on, any debt security we issued, and we have always met all our debt obligations on a timely basis.

ASSET AND LIABILITY MANAGEMENT

      We reduce our sensitivity to interest rate risk by extending our loans on a floating rather than a fixed interest rate basis. As a result, at December 31, 2001, 94.7% of our outstanding loans were based on LIBOR and subject to interest rate adjustments at least every six months. The liabilities that fund these loans are also contracted at, or swapped into, floating interest rates. When we make loans at fixed interest rates, we also obtain the corresponding funding on a fixed interest rate basis.

      We require that counterparties with which we enter into swap agreements be rated “A” or better by two U.S. nationally recognized rating organizations. At December 31, 2001, we were a party to swap agreements with an aggregate notional amount of $2.9 billion.

      We seek, to the extent possible under prevailing market conditions, to match the maturities of our liabilities to the maturities of our loan portfolio. At December 31, 2001, the weighted average life of our financial assets was 3.8 years and of our financial liabilities was 3.0 years. Based on our asset and liability structure at December 31, 2001, we have a positive cumulative gap over a 10 year horizon. This positive gap denotes asset sensitivity, which means that decreases in the general level of interest rates should have a negative effect on our net financial income and, conversely, increases in the general level of interest rates should have a positive effect on our net financial income.

      Management expects the weighted average life of our financial assets to increase gradually, as we make more longer-term loans for infrastructure development and similar purposes. At the same time, management expects that the weighted average life of our liabilities will also increase as a result of our strategy of increasing our presence in the international long-term bond market as market conditions permit.

      At December 31, 2001, approximately 99.7% of our assets and 78.1% of our liabilities were denominated in U.S. dollars, with the remainder of our liabilities in each case being denominated principally in Deutschemark, Euros and Yen, which liabilities were swapped. After swaps, 99.7% of our liabilities were denominated in U.S. dollars. Generally, funding that is contracted in currencies other than the U.S. dollar is swapped into U.S. dollars. In some cases, we extend loans in the same non-U.S. dollar currencies as debt is incurred in order to minimize exchange risks. Our stockholders’ equity is denominated entirely in U.S. dollars.

      We do not trade derivatives for our own account. Under our asset-liability management policies we enter into swap agreements to hedge interest rate and currency risks.

ADMINISTRATION

      CAF is governed and administered by the bodies and officials detailed below:

Stockholders’ General Meeting

      The stockholders’ general meeting is the ultimate decision-making body within CAF. Stockholders’ general meetings can be ordinary or extraordinary and are governed by the requirement for the presence of a quorum and compliance with other conditions set out in the treaty establishing CAF.

      Stockholders’ ordinary general meetings are held once a year, within 90 days of the close of the financial year, and are convened by the Executive President. The stockholders’ ordinary general meeting:

(1)	considers the Board of Directors’ annual report and our financial statements, receives the independent auditors’ report and allocates our net income;

(2)	elects the Board of Directors according to the treaty establishing CAF;

(3)	appoints external auditors;

(4)	determines compensation for the Board of Directors and the external auditors; and

(5)	may consider any other matter expressly submitted to it which is not within the purview of any other body of CAF.

      Stockholders’ extraordinary general meetings may be convened by resolution adopted at a stockholders’ ordinary general meeting, by the Board of Directors, by the Executive President, by any two Series “A” stockholders or by any stockholders representing at least 25% of paid-in capital. The stockholders’ extraordinary general meeting may:

(1)	increase, reduce or replenish our capital in accordance with the treaty establishing CAF;

(2)	dissolve CAF;

(3)	change the headquarters of CAF when the Board of Directors so proposes; and

(4)	consider any other matter that has been expressly submitted to it that is not within the purview of any other body of CAF.

      Resolutions before stockholders’ ordinary general meetings are passed by the votes of at least three Series “A” stockholders, together with a majority of the votes of the other shares represented at the meeting. Resolutions passed at stockholders’ extraordinary general meetings (including a decision to dissolve CAF) require the votes of four Series “A” stockholders, together with a majority of the votes of the other shares represented at the meeting, except for resolutions concerning modifications to the treaty establishing CAF, in which case an affirmative vote of all five Series “A” stockholders is required, together with a majority of the votes of the other shares represented at the meeting. In the event of adjournment for lack of a quorum, which consists of at least four Series “A” stockholders and a simple majority of the other stockholders, at either an ordinary or extraordinary general meeting, two Series “A” stockholders, plus a majority of the other shares represented at the meeting, may deliberate and approve decisions at a reconvened meeting.

Board of Directors

      Our Board of Directors is currently composed of 13 Directors, each of whom is elected for a term of three years and may be re-elected. Each of the five Series “A” stockholders is represented by one Director. Five Directors represent the governments or governmental institutions holding Series “B” shares and one Director represents the private financial institutions holding Series “B” shares. As of March 1, 2002, holders of Series “C” shares are entitled to elect two Directors, up from one Director. The additional Director has not yet been elected. Our Board of Directors is responsible for:

(1)	establishing and directing our credit and economic policies;

(2)	approving our budget;

(3)	approving our borrowing limits;

(4)	approving credits granted by us in excess of a specified limit;

(5)	establishing or modifying internal regulations; and

(6)	appointing the Executive President.

      All of our Directors are non-executive. At the date of this prospectus, the composition of the Board of Directors was as follows:

      Directors (and their Alternates) representing Series “A” stockholders:

Bolivia	Guillermo Justiniano (Javier Comboni S.)	Minister of Sustainable Development and Planning (Minister of Property)
Colombia	Roberto Junguito (Jorge Humberto Botero)	Minister of Property and Public Credit (Minister of Foreign Trade)
Ecuador	Nicolás Espinoza (Heinz Moeller)	Chairman of the Board of Corporación Financiera Nacional Minister of Foreign Trade, Industrialization and Fisheries
Peru	Raúl Diez Canseco Terry (Javier Silva Ruete)	Minister of Foreign Trade and Tourism (Minister of Economics and Finance)
Venezuela	Tobías Nóbrega (Felipe Pérez)	Minister of Finance (Minister of Planning and Development)

      Directors (and their Alternates) representing the Series “B” stockholders:

Bolivia	Juan Carlos Virreira Roberto Camacho	Minister of International Commerce Vice Minister of Public Investment and External Finance
Colombia	Miguel Urrutia (Santiago Montenegro)	General Manager of Banco de la República (Director of the National Planning Development)
Ecuador	Francisco Arosemena R. (Mauricio Yépez)	Minister of Economics and Finance (Chairman of the Board of Banco Central del Ecuador)
Peru	Daniel Schydlowski R. (Kurt Burneo Farfán)	Chairman of the Board Corporación Financiera de Desarrollo (COFIDE) (Peru’s state-owned development bank) (Minister of Economics and Finance, Vice Minister of Property)
Venezuela	Ramón Rosales (Nelson Merentes)	Minister of Production and Trade (President of BANDES, Venezuela’s Bank of Social and Economic Development)
Private Financial Institutions	Julio León Prado (Pedro Nel Ospina)	President of Banco Bisa de Bolivia (President of Banco Cafetero de Colombia)

      The Director representing the Series “C” stockholders is Guilherme Gomes Dias, Minister of Planning and Management of Brazil, and his Alternate is Eduardo Mapes, Director of Investment Development, Nacional Financiera, S.N.C. (Mexico’s state-owned development bank).

      The business address of each of the Directors listed above is Torre CAF, Piso 9, Avenida Luis Roche, Altamira, Caracas, Venezuela.

      Our Board of Directors annually elects a Chairman to preside over the meetings of the Board of Directors and the stockholders’ general meeting. Francisco Arosemena R. is the current Chairman.

Executive Committee

      The Board of Directors delegates certain functions, including credit approvals within specified limits, to the Executive Committee. This Committee is composed of six Directors, one from each Andean Community country plus the Director representing the private financial institutions, and CAF’s Executive President, who presides over the Committee.

Executive President

      The Executive President is our legal representative and chief executive officer. He is empowered to decide all matters not expressly reserved to the stockholders’ general meeting, the Board of Directors or the Executive Committee. The Executive President is elected by the Board of Directors for a period of five years and may be re-elected.

      Our current Executive President, L. Enrique García, whose term expires in December 2006, was reelected for a third five year term in March of 2001. Before becoming our Executive President in December 1991, Mr. García was Minister of Planning and Coordination and Head of the Economic and Social Cabinet in his native Bolivia. Between 1989 and 1991, he represented Bolivia as Governor to the World Bank, the Inter-American Development Bank (“IADB”) and as a member of the Development Committee of the World Bank. He was also Chairman of the Board of Directors of CAF from 1990 to 1991. Previously, Mr. García held senior positions during a 17-year tenure at the IADB, including Treasurer.

Officers

L. Enrique García	Executive President
Luis Enrique Berrizbeitia	Executive Vice President
Lilliana Canale	Vice President of Country Business Coordination
Antonio Juan Sosa	Vice President of Infrastructure
Alfredo Solarte	Vice President of Industry and Financial Institutions
Fidel Jaramillo	Vice President of Development Strategies
Hugo Sarmiento	Vice President of Finance
Fernando Dongilio	Chief Legal Counsel

Employees

      At December 31, 2001, we employed 188 professional and 72 support staff. The senior positions of Executive Vice President, Vice President of Finance, Vice President of Country Business Coordination, Vice President of Infrastructure, Vice President of Industry and Financial Institutions and Vice President of Development Strategies are appointed by the Executive President, subject to ratification by the Board of Directors.

      Our management believes that the salaries and other benefits of our professional staff are competitive and that the local support staff are paid at levels above the prevailing local rates. Although we are not subject to local labor laws, we provide our employees with benefits and safeguards at least equivalent to those required under the law of the country where they normally work and reside. We offer technical and professional training opportunities through courses and seminars in Venezuela and abroad for our employees.

Management considers its relationship with CAF’s employees to be good. There is no employee union and there have been no strikes in the history of CAF.

LITIGATION

      Litigation is currently pending against us in connection with the A/B loan made to Infonet, Redes de Informacion, C.A., a Venezuelan telecommunications company. The amount of the loan was $34.2 million, of which our credit exposure is $13.5 million. The loan is in default and we are attempting to foreclose on certain assets guaranteeing the loan. Guarantors have initiated an action seeking to prevent foreclosure on the assets and seeking unspecified damages. We intend to contest this action and we have sued the guarantors and the collateral agent for breach of contract. We do not believe the outcome of the action will have a material adverse effect on our financial condition or results of operations.

THE ANDEAN COMMUNITY

      The Andean Community resulted from the Cartagena Agreement, which was signed on May 26, 1969 by the governments of the Republics of Bolivia, Chile, Colombia, Ecuador and Peru. The Republic of Venezuela joined the Andean Community under the terms of the Consensus of Lima dated February 13, 1973. Chile withdrew in 1977.

      The purpose of the Andean Community is to establish an economic union between member countries. In furtherance of this objective, certain commitments have been undertaken by its member states, such as coordination of member countries’ national development plans, gradual reduction of tariffs for trade between the member countries with a view to their elimination, common levels of tariff protection on imports from non-member countries and joint industrial policies for certain industrial sectors.

      The political and technical bodies created pursuant to the Cartagena Agreement are the Comisión del Acuerdo de Cartagena (the “Commission”), which represents the national interests of each of the member countries, and the Junta del Acuerdo de Cartagena, a technical body that submits proposals to the Commission and monitors implementation of the Commission’s decisions. The offices of both of these bodies are located in Lima, Peru.

      Certain of the following information has been extracted from publicly available sources. We believe that the information is accurate but we have not independently verified it. The 2001 information, however, has been prepared by CAF’s internal economists.

      The region occupied by the Andean Community countries is bordered by the Atlantic Ocean on the northeast, the Caribbean Sea on the north and the Pacific Ocean on the west, and covers approximately 4.7 million square kilometers in Northern and Western South America, approximately 20% of the continent.

Selected Demographic and Economic Data*

      The following table presents selected demographic and economic data for the Andean Community countries for the years indicated:

	Bolivia	Colombia	Ecuador	Peru	Venezuela

Population (in millions)
2001	8.3	43.0	12.9	26.1	24.8
2000	8.3	42.3	12.6	25.7	24.2
1999	8.1	41.6	12.4	25.2	23.7
1998	8.0	40.8	12.2	24.8	23.2
1997	7.8	40.0	11.9	24.4	22.8
1996	7.6	39.3	11.7	23.9	22.3
Life expectancy at birth (years)(1)
2000	62	70	70	69	73
1999	62	70	69	69	73
1998	62	70	70	69	73
1997	61	70	70	68	72
1996	61	70	70	68	73

	Bolivia	Colombia	Ecuador	Peru	Venezuela

GDP (U.S.$ in millions)(2)
2001	$8,118	$82,783	$17,981	$53,586	$117,650
2000	8,456	82,819	13,649	53,542	119,016
1999	8,324	86,560	13,769	51,677	102,765
1998	8,508	99,074	19,710	56,908	96,033
1997	7,910	106,719	19,760	58,923	88,637
1996	7,372	97,148	19,157	55,757	70,543
GDP per capita(2)
2001	949	1,926	1,396	2,087	4,783
2000	1,016	1,959	1,079	2,086	4,918
1999	1,023	2,081	1,109	2,048	4,336
1998	1,070	2,424	1,619	2,295	4,139
1997	1,018	2,656	1,655	2,418	3,888
1996	971	2,459	1,638	2,328	3,163
Gross reserves (excluding gold) (U.S.$ in millions)(3)
2001	1,065	9,384	1,074	8,400	12,289
2000	1,085	9,004	1,180	8,120	15,999
1999	1,114	8,101	1,276	8,404	14,243
1998	1,064	8,740	1,698	9,184	13,598
1997	1,066	9,906	2,093	10,169	15,659
1996	951	9,934	1,831	8,540	12,035
Consumer Price Index Growth(4)
2001	1.9%	8.1%	40.3%	3.0%	13.8%
2000	4.6%	9.2%	95.5%	3.8%	18.2%
1999	2.2%	10.9%	52.2%	3.5%	23.6%
1998	7.7%	18.7%	36.1%	7.3%	35.7%
1997	4.7%	18.5%	30.6%	8.5%	50.0%
1996	12.4%	20.8%	24.4%	11.5%	99.9%
Exports of Goods (f.o.b.) (U.S.$ in millions)
2001	$1,251	$13,456	$4,474	$7,100	$27,056
2000	1,230	13,620	5,042	7,028	34,038
1999	1,051	12,030	4,517	6,119	20,819
1998	1,104	11,480	4,256	5,757	17,576
1997	1,167	12,057	5,264	6,832	23,445
1996	1,167	10,948	4,900	5,898	23,400
Imports of Goods (f.o.b.) (U.S.$ in millions)
2001	1,552	12,717	4,921	7,200	17,282
2000	1,610	11,090	3,648	7,349	16,073
1999	1,539	10,262	2,929	6,750	13,213
1998	1,759	13,930	5,388	8,222	15,105
1997	1,815	14,771	4,666	8,553	12,895
1996	1,537	13,091	3,680	7,886	9,810

*	Sources: Central Banks, Inter-American Development Bank, the United Nations, the International Monetary Fund and national statistical agencies. Information provided for 2001 is based upon estimates provided by CAF’s internal economists.

(1)	This information is extracted from the United Nations Human Development Indicators produced by the Human Development Report office of the United Nations. Data for 2001 is unavailable.
(2)	Expressed in current U.S. dollars.
(3)	At December 31.
(4)	Average annual growth rates.

DESCRIPTION OF THE DEBT SECURITIES

      The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be described in a prospectus supplement relating to such debt securities.

      The debt securities will be issued pursuant to a fiscal agency agreement, dated as of March 17, 1998, between CAF and JPMorgan Chase Bank, as fiscal agent. The following statements briefly summarize some of the terms of the debt securities and the fiscal agency agreement (a copy of which has been filed as an exhibit to the registration statement). These statements do not purport to be complete and are qualified in their entirety by reference to all provisions of the fiscal agency agreement and such debt securities.

General

      The debt securities will constitute our direct, unconditional, unsecured and general obligations. The debt securities will rank equally with all of our other unsecured Indebtedness. “Indebtedness” means all of our indebtedness in respect of monies borrowed by us and guarantees given by us for monies borrowed by others.

      The accompanying prospectus supplement will describe the following terms of the debt securities, as applicable:

(1)	the title;

(2)	the price or prices at which we will issue the debt securities;

(3)	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

(4)	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

(5)	the date or dates on which principal and interest will be payable;

(6)	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

(7)	the place or places where principal and interest payments will be made;

(8)	the time and price limitations on redemption of the debt securities;

(9)	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

(10)	the denominations in which any of the debt securities will be issuable, if other than denominations of $1,000;

(11)	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which such amounts will be determined;

(12)	whether and under what circumstances we will issue the debt securities as global debt securities; and

(13)	any other specific terms of the debt securities.

      Certain debt securities will be treated for United States federal income tax purposes as original issue discount notes (“Discount Notes”) if the excess of the debt security’s “stated redemption price at maturity” over its issue price is more than a “de minimis amount” (as defined for United States federal income tax purposes). If applicable, the prospectus supplement will describe the United States federal income tax consequences of the ownership of Discount Notes and any special rules regarding debt securities.

Denominations, Registration and Transfer

      The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

      At the option of the holder, subject to the terms of the fiscal agency agreement and the limitations applicable to global debt securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

      Debt securities may be presented for exchange and for registration of transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and as summarized in the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the terms of the debt securities.

      If any definitive notes are issued and at that time the notes are listed on the Luxembourg Stock Exchange, we will appoint a transfer agent in Luxembourg, which we anticipate being the same entity that serves as our Luxembourg paying agent. In such circumstances, transfers or exchanges of any definitive notes may be made at the office of our Luxembourg transfer agent (in addition to the corporate trust office of the fiscal agent).

Global Debt Securities

      Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global debt securities that will have an aggregate principal amount equal to that of the debt securities they represent. If applicable, each global debt security will be:

(1)	registered in the name of a depositary or its nominee identified in the prospectus supplement;

(2)	deposited with the depositary or nominee or the depositary’s custodian; and

(3)	printed with a legend regarding the restrictions on exchanges and registration of transfer of the security, and any other matters required by the fiscal agency agreement and the terms of the debt securities and summarized in the prospectus supplement.

Payment and Paying Agent

      Unless otherwise indicated in the prospectus supplement, we will make payments of principal and interest on debt securities:

(1)	through the fiscal agent;

(2)	to the person in whose name the debt securities are registered at the close of business on the regular record date for the payments; and

(3)	at the office of the paying agent or agents designated by us; unless

•	at our option, payment is mailed to the registered holder, or

•	at the request of a registered holder of more than $1,000,000 principal amount of the securities, payment is made by wire transfer.

      Unless otherwise indicated in the prospectus supplement, our sole paying agent for payments on the debt securities will be the corporate trust office of the fiscal agent in the City of New York.

      Any monies we pay to our fiscal agent or any paying agent for the payment of the principal of or interest on any debt securities that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us by such agent. Upon such repayment, all liability of our fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the debt securities when due.

Negative Pledge

      As long as any of the debt securities are outstanding and unpaid, but only up to the time amounts sufficient for payment of all principal and interest have been placed at the disposal of the fiscal agent, we will not cause or permit to be created on any of our property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by us for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by us as security for all or part of the purchase price thereof), unless the debt securities are secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes or evidences of indebtedness.

Default; Acceleration of Maturity

      Each of the following will constitute an “event of default” with respect to the debt securities of any series:

(1)	a failure to pay any principal of or interest on any debt securities of that series when due and the continuance of the failure for 30 days;

(2)	a failure to perform or observe any material obligation under or in respect of any debt securities of that series or the fiscal agency agreement and the continuance of the failure for a period of 90 days after written notice of the failure has been delivered to CAF and to the fiscal agent by the holder of any debt security of that series;

(3)	a failure to pay any amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) of principal or interest or premium in respect of any indebtedness incurred, assumed or guaranteed by CAF as and when such amount becomes due and payable and the continuance of the failure until the expiration of any applicable grace period or 30 days, whichever is longer; or

(4)	the acceleration of any indebtedness incurred or assumed by CAF with an aggregate principal amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) by any holder or holders thereof.

      If an event of default occurs with respect to the debt securities of any series at the time outstanding, each holder of any debt security of that series may, by written notice to CAF and the fiscal agent, declare the principal of and any accrued interest on all the debt securities of that series held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by CAF all events of default in respect of such series of debt securities are cured. If all the events of default are cured following the declaration, the declaration may be rescinded by any such holder with respect to the previously accelerated series of debt securities upon delivery of written notice of the rescission to CAF and the fiscal agent.

Additional Payments by CAF

      All amounts payable (whether in respect of principal, interest or otherwise) in respect of the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any of the Andean Community countries or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, we will pay such additional amounts as may be necessary in order that the net amounts receivable by the holder of debt securities of any series after the withholding or deduction will equal the respective amounts that would have been receivable by the holder in the absence of the withholding or deduction, except that no additional amounts will be payable in relation to any payment in respect of any debt security:

(1)	to, or to a third party on behalf of, a holder of a debt security of any series who is liable for such taxes, duties, assessments or governmental charges in respect of such debt security by reason of his having some connection with any of the Andean Community countries other than the mere holding of the debt security; or

(2)	presented for payment more than 30 days after the “Relevant Date” (as defined in the next paragraph), except to the extent that the relevant holder would have been entitled to the additional amounts on presenting the same for payment on the expiry of the period of 30 days.

      As used in this prospectus, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the fiscal agent on or prior to the due date, it means the first date on which, the full amount of the moneys having been so received and being available for payment to holders of debt securities of any series, notice to that effect will have been duly published as set forth below under “— Notices”.

Modification and Amendment

      Each and every holder of the debt securities in a series must consent to any amendment of a provision of the debt securities or the fiscal agency agreement that would:

(1)	change the due date of the principal of or interest on any series of debt securities; or

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the debt securities of a series; or

(3)	change the currency or place of payment of principal of or interest on the debt securities of a series; or

(4)	reduce the proportion of the principal amount of the debt securities of a series that must be held by any of the holders to vote to amend or supplement the terms of the fiscal agency agreement or the debt securities; or

(5)	change our obligation to pay additional amounts.

      We may, however, with the written consent of the holders of 66 2/3% of the principal amount of the debt securities of a series, modify any of the other terms or provisions of the debt securities of a series or the fiscal agency agreement (as it applies to that series). Also, we and the fiscal agent may, without the consent of the holders of the debt securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the debt securities of that series, for the purpose of:

(1)	adding to our covenants for the benefit of the holders of the debt securities; or

(2)	surrendering any right or power conferred on CAF; or

(3)	securing the debt securities of that series; or

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the debt securities; or

(5)	for any purpose that we and the fiscal agent may consider necessary or desirable that does not adversely affect the interests of the holders of the debt securities of that series in any material respect.

Notices

      All notices will be delivered in writing to each holder of the debt securities of any series. If at the time of such notice the debt securities of a series are represented by global debt securities, the notice shall be delivered to the applicable depositary therefor and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the debt securities of a series are not represented by global debt securities, the notice shall be delivered to the registered holders of the debt securities of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first class mail.

Further Issues

      We may from time to time without the consent of holders of the debt securities create and issue further debt securities so as to form a single series with an outstanding series of debt securities.

Governing Law; Submission to Jurisdiction; Waiver of Immunity

      The debt securities are governed by, and shall be construed in accordance with, the laws of the State of New York. We will accept the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be instituted by any holder of a debt security. We will appoint CT Corporation System in The City of New York as our authorized agent upon which process in any such action may be served. We will irrevocably waive any immunity to which we might otherwise be entitled in any action arising out of or based on the debt securities brought in any state or federal court in the Borough of Manhattan, The City of New York. CT Corporation System will not be an agent for service of process for actions brought under the United States securities laws, and our waiver of immunity will not extend to such actions.

DESCRIPTION OF THE GUARANTEES

      From time to time we may issue under this prospectus and applicable prospectus supplement guarantees for the benefit of holders of specified securities of third parties. The issuers of the underlying securities may or may not be affiliated with us. A holder of a primary security will also have the benefit of our guarantee related to the primary security.

      The terms and conditions of any guarantee will vary with the terms and conditions of the underlying securities. A complete description of the terms and conditions of any guarantee issued pursuant to this prospectus will be set forth in the prospectus supplement for the issue of the guarantees.

      We may provide guarantees with respect to the certain obligations of an issuer under its securities, including without limitation:

•	payment of any accrued and unpaid distributions which are required to be paid under the terms of the securities;

•	payment of the redemption price of the securities, including all accrued and unpaid distributions to the date of the redemption;

•	payment of any accrued and unpaid interest payments, or payment of any premium which are required to be made on the securities; and

•	any obligation of the issuer pursuant to a warrant, option or other rights.

      Unless otherwise specified in the applicable prospectus supplement, guarantees issued under this prospectus will rank equally with all of our other unsecured general debt obligations, and will be governed by the laws of the State of New York.

TAXATION

Andean Community Country Taxation

      Under the terms of the treaty establishing CAF, we are exempt from all types of taxes levied by each of the Andean Community countries on our income, property and other assets, and on operations we carry out in accordance with that treaty, and we are exempt from all liability related to the payment, retention or collection of any taxes, contributions or tariffs.

      Payments of principal and interest in respect of the debt securities to a non-resident of the Andean Community countries will therefore not be subject to taxation in any of the Andean Community countries, nor will any withholding for tax of any of the Andean Community countries be required on any such payments to any holder of debt securities. In the event of the imposition of withholding taxes by any of the Andean Community countries, we have undertaken to pay additional amounts in respect of any payments subject to such withholding, subject to certain exceptions, as described under “Description of the Debt Securities — Additional Payments by CAF”.

United States Taxation

      This section describes the material United States federal income tax consequences of owning the debt securities we are offering. It is the opinion of Sullivan & Cromwell, our counsel. It applies to you only if you acquire debt securities in the offering at the offering price and you hold your debt securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate risks,

•	a person that owns debt securities as part of a straddle or conversion transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

      If you purchase debt securities at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

      This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a debt security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.

      Payments of Interest. You will be taxed on interest on your debt security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

      Interest paid by us on the debt securities is income from sources outside the United States, but, with certain exceptions, will be “passive” or “financial services” income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder.

      Purchase, Sale and Retirement of the Debt Securities. Your tax basis in your debt security generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your debt securities equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your debt securities. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years.

United States Alien Holders

      This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a debt security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation

•	a foreign partnership, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.

      If you are a United States holder, this subsection does not apply to you.

      Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a debt security interest on a debt security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States.

      Purchase, Sale, Retirement and Other Disposition of the Debt Securities. If you are a United States alien holder of a debt security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a debt security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

      For purposes of the United States federal estate tax, the debt securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Backup Withholding and Information Reporting

      If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest on a debt security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a debt security effected at a United States office of a broker.

      Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

      If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by us or another non-United States payor and

•	other payments of principal and interest and the payment of the proceeds from the sale of a debt security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

      Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a debt security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

      In addition, a sale of a debt security effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

PLAN OF DISTRIBUTION

      We may sell the securities described in this prospectus to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents, which agents may be affiliated with us. Any such underwriter or agent involved in the offer and sale of the securities will be named in the accompanying prospectus supplement.

      Sales of securities offered pursuant to any prospectus supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of securities for whom they may act as agent.

      Any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the U.S. Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with CAF, to indemnification against and contribution toward certain civil liabilities, including liabilities under the U.S. Securities Act of 1933.

      Unless otherwise specified in the prospectus supplement, each series of securities will be a new issue with no established trading market. We may elect to list any series of securities on any exchange, but we are not obligated to do so. One or more underwriters may make a market in a series of securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. Neither we nor any underwriter can give assurances as to the liquidity of the trading market for the securities.

      Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services for CAF in the ordinary course of business.

VALIDITY OF THE DEBT SECURITIES

      Sullivan & Cromwell, Washington, D.C., will pass upon the validity of the debt securities on our behalf. Wilmer, Cutler & Pickering, Washington, D.C., will pass upon the validity of the debt securities on behalf of the underwriters. Sullivan & Cromwell and Wilmer, Cutler & Pickering may rely as to certain matters on the opinion of Fernando Dongilio, our Chief Legal Counsel.

VALIDITY OF THE GUARANTEES

      The validity of the Guarantees will be passed upon on behalf of us by counsel to be named in the applicable prospectus supplement. The validity of the guarantees will be passed upon on behalf of the underwriters by counsel to be named in the applicable prospectus supplement.

INDEPENDENT AUDITORS

      The financial statements as of December 31, 2001, 2000 and 1999, and for the years then ended, included in this prospectus, have been audited by KPMG, independent accountants, as stated in their report, which contains an explanatory paragraph related to a change in the method of accounting for derivatives and hedging activities, appearing elsewhere herein.

AUTHORIZED REPRESENTATIVE

      Our authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE

INFORMATION

      This registration statement of which the prospectus forms a part is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also read and copy these documents at the Securities and Exchange Commission’s Public Reference Room, at the following address:

SEC Public Reference Room

Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington., D.C. 20549

      Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information about how to access the documents we have filed with it.

      The information set forth herein, except the information appearing in the section entitled “The Andean Community”, is stated on the authority of the Acting Executive President of CAF, in his duly authorized capacity as Acting Executive President.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ LUIS ENRIQUE BERRIZBEITIA

Luis Enrique Berrizbeitia
Acting Executive President

INDEX TO FINANCIAL STATEMENTS

Independent Auditors’ Report	F-2
Audited Financial Statements	F-3
Unaudited Interim Financial Information	F-26

INDEPENDENT AUDITORS’ REPORT

Report of the auditors to the Board of
Directors and Stockholders of Corporación Andina de Fomento (CAF):

      We have audited the accompanying balance sheets of Corporación Andina de Fomento (CAF) as of December 31, 2001 and 2000, and the related statements of income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporación Andina de Fomento (CAF) as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with accounting principles generally accepted in the United States of America.

      As discussed in note 1(k) to the financial statements, effective January 1, 2001, the Corporation changed its method of accounting for derivative instruments to conform with Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended.

KPMG

February 8, 2002
Caracas, Venezuela

CORPORACION ANDINA DE FOMENTO (CAF)

Balance Sheets

December 31, 2001 and 2000
(Expressed in thousands of U.S. dollars)

ASSETS

	Note	2001	2000

Cash and due from banks		2,744	1,585
Deposits with banks	2	606,965	428,627
Marketable securities
Trading	3	371,294	465,202
Held-to-maturity (market value of US$238,874 in 2001 and US$283,226 in 2000)	3	238,006	283,217
Loans	4	5,455,156	4,478,234
Less allowance for losses	4	176,965	153,757

Loans, net of allowance for losses		5,278,191	4,324,477

Equity investments	5	120,152	130,968
Interest and commissions receivable		133,181	157,782
Property and equipment	6	9,466	9,443
Other assets		44,741	38,310

Total assets		6,804,740	5,839,611

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits	7	528,270	517,781
Securities sold under repurchase agreements	3	33,958	—
Commercial paper	8	491,671	300,000
Advances and short-term borrowings		670,279	394,672
Bonds	9	2,562,578	2,339,873
Borrowings and other obligations	10	511,748	495,263
Accrued interest and commissions payable		96,564	106,193
Accrued expenses and other liabilities	11	84,082	60,594

Total liabilities		4,979,150	4,214,376

Subscribed and paid-in capital (authorized capital US$3,000 million)
Series “A” shares		6,000	6,000
Series “B” shares		1,018,755	949,470
Series “C” shares		48,575	35,025

		1,073,330	990,495
Additional paid-in capital		89,158	36,606
Reserves		554,665	495,658
Retained earnings		108,437	102,476

Total stockholders’ equity	12	1,825,590	1,625,235

Total liabilities and stockholders’ equity		6,804,740	5,839,611

See accompanying notes to the financial statements.

CORPORACION ANDINA DE FOMENTO (CAF)

Statements of Income

Years ended December 31, 2001, 2000 and 1999
(Expressed in thousands of U.S. dollars)

	Note	2001	2000	1999

Interest income
Project loans		327,838	326,755	232,373
Trade-financing and corporate loans		31,010	60,351	78,556
Investments and deposits with banks		50,977	61,833	44,509

Total interest income		409,825	448,939	355,438

Interest expense
Deposits		20,137	28,058	20,324
Commercial paper		5,783	12,031	5,826
Advances and short-term borrowings		18,082	12,219	14,918
Bonds		156,108	174,282	127,407
Borrowings and other obligations		28,608	41,568	39,870

Total interest expense		228,718	268,158	208,345

Net interest income		181,107	180,781	147,093
Provision for loan losses	4	38,756	47,745	36,679

Net interest income, after provision for loan losses		142,351	133,036	110,414
Non-interest income
Commissions		21,938	14,654	15,975
Impairment charge for equity investments	5	(14,244)	(6,255)	(2,021)
Dividends and equity in earnings of investees		4,392	4,512	3,385
Other income		1,187	1,342	562

Total non-interest income		13,273	14,253	17,901

Non-interest expenses
Commissions		7,169	6,778	4,985
Administrative expenses		34,557	33,075	31,162
Other expenses		1,027	233	183

Total non-interest expenses		42,753	40,086	36,330

Income before cumulative effect of change in accounting for derivatives and hedging activities		112,871	107,203	91,985
Cumulative effect of change in accounting for derivatives and hedging activities		(307)	—	—

Net income		112,564	107,203	91,985

See accompanying notes to the financial statements.

CORPORACION ANDINA DE FOMENTO (CAF)

Statements of Stockholders’ Equity

Years ended December 31, 2001, 2000 and 1999
(Expressed in thousands of U.S. dollars)

					Reserve
		Subscribed	Additional		pursuant to			Total
		and paid-in	paid-in	General	Article No.42	Total	Retained	stockholders’
	Note	capital	capital	reserve	of by-laws	reserves	earnings	equity

Balances at December 31, 1998		780,089	22,912	257,608	140,420	398,028	79,192	1,280,221
Capital increase, net of stock dividends	12	81,035	6,243	—	—	—	(29,181)	58,097
Net income	—	—	—	—	—	—	91,985	91,985
Appropriated for general reserve	12	—	—	33,553	—	33,553	(33,553)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	12	—	—	—	8,400	8,400	(8,400)	—
Distributions to stockholders’ funds	12	—	—	—	—	—	(12,000)	(12,000)

Balances at December 31, 1999	13	861,124	29,155	291,161	148,820	439,981	88,043	1,418,303
Capital increase, net of stock dividends	12	129,371	7,451	—	—	—	(22,593)	114,229
Net income	—	—	—	—	—	—	(107,203)	107,203
Appropriated for general reserve	12	—	—	46,337	—	46,337	(46,377)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	12	—	—	—	9,300	9,300	(9,300)	—
Distributions to stockholders’ funds	13	—	—	—	—	—	(14,500)	(14,500)

Balances at December 31, 2000		990,495	36,606	337,538	158,120	495,658	102,476	1,625,235
Capital increase, net of stock dividends	12	82,835	52,552	—	—	—	(21,596)	113,791
Net income		—	—	—	—	—	112,564	112,564
Appropriated for general reserve	12	—	—	48,307	—	48,307	(48,307)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	12	—	—	—	10,700	10,700	(10,700)	—
Distributions to stockholders’ funds	13	—	—	—	—	—	(26,000)	(26,000)

Balances at December 31, 2001		1,073,330	89,158	385,845	168,820	554,665	108,437	1,825,590

See accompanying notes to the financial statements.

CORPORACION ANDINA DE FOMENTO (CAF)

Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999
(Expressed in thousands of U.S. dollars)

	Note	2001	2000	1999

Cash flows from operating activities
Net income		112,564	107,203	91,985

Adjustments to reconcile net income to net cash provided by (used in) operating activities
Provision for loan losses	4	38,756	47,745	36,679
Impairment charge for equity investments	5	14,244	6,255	2,021
Equity in earnings of investees		(2,480)	(3,036)	(1,148)
Amortization of deferred charges		1,370	1,094	1,973
Depreciation of property and equipment	6	1,793	1,551	939
Provision for employees’ severance benefits		3,195	3,023	2,576
Employees’ savings plan		1,864	2,149	163
Net changes in operating assets and liabilities
Net loss on sale of trading securities	3	59	1,773	206
Severance indemnities paid or advanced		(760)	1,423	(2,959)
Employees’ savings plan paid or advanced		(943)	(1,157)	299
Trading securities	3	93,908	(28,993)	(183,010)
Interest and commissions receivable		24,601	(11,438)	(29,411)
Other assets		(352)	(6,749)	(10,964)
Accrued interest and commissions payable		(9,629)	(9,226)	28,912
Accrued expenses and other liabilities		17,549	1,733	16,626

Total adjustments		183,175	6,147	(137,098)

Net cash provided by operating activities		295,739	113,350	(45,113)

Cash flows from investing activities
Purchases of held-to-maturity securities	3	(785,826)	(590,303)	(592,771)
Maturities and prepayments of held-to-maturity securities		831,037	527,622	566,571
Loan origination and principal collections, net	4	(989,946)	(313,342)	(550,345)
Purchases of equity investments	5	(948)	(32,541)	(18,975)
Purchases of property and equipment	6	(1,816)	(1,260)	98

Net cash used in investing activities		(947,499)	(409,824)	(595,422)

Carried forward		(651,760)	(296,474)	(640,535)

See accompanying notes to the financial statements.

CORPORACION ANDINA DE FOMENTO (CAF)

Statements of Cash Flows, Continued

Years ended December 31, 2001, 2000 and 1999
(Expressed in thousands of U.S. dollars)

	Note	2001	2000	1999

Brought forward		(651,760)	(296,474)	(640,535)

Cash flows from financing activities
Net increase in deposits		10,489	63,412	180,326
Net change in securities sold under repurchase agreements		33,958	(19,423)	(61,479)
Net increase in commercial paper		191,671	52,000	(102,000)
Net increase in advances and short-term borrowings		275,607	157,773	(106,552)
Proceeds from issuance of bonds	9	609,109	421,300	857,907
Repayment of bonds		(386,480)	(320,110)	(165,173)
Net change in borrowings and other obligations	10	9,112	(136,809)	(53,703)
Distributions to stockholders’ funds	13	(26,000)	(14,500)	(12,000)
Capital increase, net of stock dividends	12	113,791	114,229	58,097

Net cash provided by financing activities		831,257	317,872	595,423

Net increase in cash and cash equivalents		179,497	21,398	(45,112)
Cash and cash equivalents at beginning of year		430,212	408,814	453,926

Cash and cash equivalents at end of year		609,709	430,212	408,814

Consisting of:
Cash and due from banks		2,744	1,585	8,997
Deposits with banks		606,965	428,627	399,817

		609,709	430,212	408,814

See accompanying notes to the financial statements.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

(1) Significant Accounting Policies

  (a) Description of Business

      Corporación Andina de Fomento (“CAF” or the “Corporation”) commenced operations on June 8, 1970 and is a corporation under public international law which abides by the provisions of its by-laws. Stockholder countries are: Bolivia, Colombia, Ecuador, Peru and Venezuela, members of the Andean Community, together with Brazil, Chile, Jamaica, Mexico, Paraguay, Panama and Trinidad and Tobago, in addition to 22 banks of the region. The Corporation has its headquarters in Caracas, Venezuela.

      The Corporation’s principal activity is to provide short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in its member countries.

  (b) Financial Statement Presentation

      The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and in U.S. dollars.

      In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c) Foreign Currency Transactions

      Transactions in currencies other than U.S. dollars are translated at exchange rates prevailing on the international market at the dates of the transactions. Foreign currency balances are translated at year-end exchange rates. Any gains or losses in foreign exchange are included in the results of operations, and are not significant.

  (d) Cash and Cash Equivalents

      The Corporation considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. As of December 31, 2001 and 2000 the cash equivalents included on the balance sheet were held in the form of cash, due from banks and deposits with banks.

  (e) Marketable Securities

      Marketable securities at December 31, 2001 and 2000 consist of U.S. Treasury and debt securities. The Corporation classifies its debt securities in one of two categories: trading or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Corporation has the ability and intent to hold the security until maturity.

      Trading securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings.

      Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. A decline in the market value of any held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount. The impairment is charged to income and a new cost basis for the security is established. Premiums and discounts are amortized or

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when received and earned, respectively.

  (f) Loans

      The Corporation grants short, medium and long-term loans to finance projects, working capital, trade activities and undertake feasibility studies for investment opportunities in its member countries. Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, less the allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

      The accrual of interest on loans is discontinued at the time a private sector loan is 90 days (180 days for public sector loans) delinquent unless the credit is well-secured and in process of collection.

      All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

  (g) Equity Investments

      Equity investments are accounted for using the equity method or at cost. If the Corporation has the ability to exercise significant influence over the operating and financial policies of the investee, which is generally presumed to exist at a 20% of equity ownership level, the equity investments are accounted for using the equity method. Under the equity method, the carrying value of the equity investment is adjusted for its proportionate share of earnings or losses, dividends received and certain other transactions of the investee company.

      A decline in the market value of any equity investments accounted for at cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to income and a new cost basis for the investment is established.

  (h) Allowance for Losses

      The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

      The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

      A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

      Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis generally using the present value of expected future cash flows discounted at the loan’s effective interest rate.

  (i) Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation. Depreciation, calculated on the straight-line method, is charged to operations over the estimated useful lives of assets.

  (j) Employees’ Severance Indemnities

      The Corporation accrues for employees’ severance indemnities in accordance with the Corporation’s personnel regulations and the Partial Reform of the Organic Labor Law of the Republic of Venezuela, which establish that employees are entitled to an indemnity upon the termination of employment, equivalent to five days remuneration for each month of service, plus two days for each year of service up to a maximum of 30 days, commencing from the second year. Under certain circumstances the reform law also provides for the payment for unjustified dismissal. The accrual is presented net of advances and interest is paid annually on the outstanding balance.

  (k) Derivative Instruments and Hedging Activities

      In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities.” In June 2000, the FASB issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133.” SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000; the Corporation adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. In accordance with the transition provisions of SFAS 133, the Corporation recorded a cumulative-effect-type adjustment of $307,410 charged to income to recognize at fair value all derivative contracts that were previously designated as fair value hedging instruments.

      All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Corporation designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge). The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Corporation discontinues hedge accounting prospectively.

      Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

commitment of the hedged item that is attributable to the hedged risk, are recorded in income. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until income is affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either income or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge.

      The Corporation discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

      When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Corporation continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Corporation continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in income. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Corporation continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in income. In all other situations in which hedge accounting is discontinued, the Corporation continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in income.

      For the year ended December 31, 2000, prior to the adoption of SFAS No. 133, the Corporation entered into interest rate and foreign exchange swap agreements to reduce its exposure to market risks from changing interest and foreign exchange rates. For these swaps, the differential to be paid or received was accrued and recognized in the statement of income. If a swap was terminated prior to its maturity, the gain or loss was recognized over the remaining original life of the swap if the item hedged remained outstanding, or immediately, if the item hedged did not remain outstanding. If the swap was not terminated prior to maturity, but the underlying hedged item was no longer outstanding, the interest rate swap was marked to market and any unrealized gain or loss was recognized immediately.

(2) Deposits with Banks

      Deposits with banks mature in three months or less and include the following (in thousands of U.S. dollars):

	December 31,

	2001	2000

U.S. dollars	599,557	420,674
Other currencies	7,408	7,953

	606,965	428,627

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

(3) Marketable Securities

     Trading securities

      A summary of trading securities follows (in thousands of U.S. dollars):

		Average
		maturity	Average
	Amount	(years)	yield (%)

At December 31, 2001
U. S. Treasury Notes	9,042	1.83	2.49
Bonds of other governments and entities	210,484	1.30	2.91
Financial institutions and corporate securities	151,768	1.81	2.57

	371,294	1.52	2.76

At December 31, 2000
U. S. Treasury Notes	35,686	0.38	6.22
Bonds of other governments and entities	286,080	1.38	6.69
Financial institutions and corporate securities	143,436	1.56	6.54

	465,202	1.36	6.61

     Held-to-Maturity Securities

      A summary of held-to-maturity securities follows (in thousands of U.S. dollars):

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding
	cost	gains	losses	Fair value

At December 31, 2001
Bonds of other governments and entities	46,090	740	(44)	46,786
Financial institutions and corporate securities	191,916	376	(204)	192,088

	238,006	1,116	(248)	238,874

At December 31, 2000
Bonds of other governments and entities	73,941	290	(445)	73,786
Financial institutions and corporate securities	209,276	183	(19)	209,440

	283,217	473	(464)	283,226

      Held-to-maturity securities mature as follows (in thousands of U.S. dollars):

	December 31,

	2001	2000

Remaining Maturities
Less than one year	$195,968	248,898
Between one and two years	42,038	34,319
Between two and three years	—	—

	238,006	283,217

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

      At December 31, 2001, the funds received from securities sold under repurchase agreements of US$33,958,000, reflected as liabilities in the balance sheet, were secured by marketable securities with a carrying value of US$34,000,000.

(4) Loans

      Loans include project, trade-financing and corporate loans. Project loans relate to medium and long-term financing both in the public and private sectors of stockholder countries.

      Trade-financing and corporate loans are granted to promote trading activities among member countries and with external markets, as well as to finance working capital and capital expenditure.

      The majority of the loan contracts have been subscribed with the members of the Andean Community or with private institutions or companies of these countries.

      Loans by country are summarized as follows (in thousands of U.S. dollars):

          At December 31, 2001

	Bolivia	Colombia	Ecuador	Peru	Venezuela	Other	Total

Project	390,481	1,292,002	1,070,832	896,984	986,862	318,780	4,955,941
Trade-financing and corporate	129,356	11,695	45,957	185,100	54,123	70,460	496,691

	519,837	1,303,697	1,116,789	1,082,084	1,040,985	389,240	5,452,632

Fair value adjustments on hedging activities							2,524

Carrying value of loans							5,455,156

          At December 31, 2000

	Bolivia	Colombia	Ecuador	Peru	Venezuela	Other	Total

Project	349,242	1,179,177	870,421	412,298	857,334	314,757	3,983,229
Trade-financing and corporate	61,868	35,945	78,337	230,507	25,612	62,736	495,005

	411,110	1,215,122	948,758	642,805	882,946	377,493	4,478,234

      Fair value adjustments to the carrying value of loans represent adjustments to the carrying value of transactions in designated fair value hedging relationships.

      At December 31, 2001 and 2000, loans in other currencies were granted for an equivalent of US$7,098,000 and US$12,048,000, respectively, principally in Deutschemark, Yen and Belgian Francs. At December 31, 2001 and 2000, loans include fixed interest rate loans of US$287,707,000 and US$140,248,000, respectively.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

      The loan portfolio composition and average yield of loans disbursed and outstanding are summarized below (in thousands of U.S. dollars, except average yield):

	December 31, 2001		December 31, 2000

		Average		Average
	Amount	yield (%)	Amount	yield (%)

Project	4,955,941	5.73	3,983,229	9.38
Trade-financing and corporate	496,691	4.90	495,005	8.87

	5,452,632	5.66	4,478,234	9.32

      Loans by industry segments are as follows (in thousands of U.S. dollars):

	2001	%	2000	%

Agriculture, hunting and forestry	192,864	4	241,626	5
Exploitation of mines and quarries	4,320	1	37,630	1
Manufacturing industry	305,134	6	264,376	6
Supply of electricity, gas and water	1,052,496	19	890,064	20
Transport, warehousing and communications	1,419,747	26	1,208,857	27
Commercial banks	676,297	12	360,764	8
Development banks	489,925	9	638,426	14
Social and other infrastructure programs	933,194	17	585,537	13
Other activities	378,655	6	250,954	6

	5,452,632	100	4,478,234	100

      Loans mature as follows (in thousands of U.S. dollars):

	December 31,

Remaining maturities	2001	2000

Less than one year	863,080	775,584
Between one and two years	697,335	615,749
Between two and three years	674,770	586,514
Between three and four years	745,473	657,167
Between four and five years	738,981	636,525
Over five years	1,732,993	1,206,695

	5,452,632	4,478,234

      At December 31, 2001 and 2000, the carrying value of impaired loans was approximately US$65,315,000 and US$72,201,000, respectively. The average recorded investment in impaired loans during the years ended December 31, 2001 and 2000 was approximately US$78,665,000 and US$72,557,000, respectively.

      Non-accrual loans (see note 1(f)) at December 31, 2001 and 2000 amounted to US$33,792,000 and US$36,166,000, respectively. Had these loans not been in non-accrual status, income for the years ended December 31, 2001, 2000 and 1999 would have increased by US$3,624,000, US$4,596,000 and US$3,502,000, respectively. During the years ended December 31, 2001, 2000 and 1999, there were interest collections against non-accrual loans amounting to US$3,408,000, US$3,378,000 and US$1,851,000, respectively.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

     Loan Participations and A/ B Loans

      During 2000, the Corporation received funds from commercial banks amounting to US$20,767,000 for loans which were sold by the Corporation to the banks without recourse. These participations are administered by the Corporation on behalf of the participants.

      Also, the Corporation administers loan participations provided to clients, and assumes the credit risk only for that portion of the loan corresponding to the Corporation. During 2001 and 2000, the Corporation administered loans of this nature whereby other financial institutions provided funds amounting to US$525,000,000 and US$102,063,000, respectively.

     Allowance for Losses

      Movements of the allowance for losses follow (in thousands of U.S. dollars):

	December 31,

	2001	2000

Balances at beginning of year	153,757	129,082
Provision charged to results of operations	38,756	47,745
Recoveries	64	493
Loans charged off	(15,612)	(23,563)

Balances at end of year	176,965	153,757

(5) Equity Investments

      A summary of equity investments follows (in thousands of U.S. dollars):

	December 31,

	2001	2000

Direct investments in companies (including investments accounted for using the equity method of US$7,182 and US$6,062, at December 31, 2001 and 2000, respectively)	20,099	28,355
Investment companies (including investments accounted for using the equity method of US$59,896 and US$63,112, at December 31, 2001 and 2000, respectively)	100,053	102,613

	120,152	130,968

      The Corporation recorded an impairment charge of US$14,244,000 and US$6,255,000 for the years ended December 31, 2001 and 2000, respectively, related to equity investments accounted for at cost.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

(6) Property and Equipment

      A summary of property and equipment follows (in thousands of U.S. dollars):

	December 31,

	2001	2000

Buildings and improvements	23,207	21,530
Furniture and equipment	4,064	4,852
Vehicles	323	364

	27,594	26,746
Less accumulated depreciation	18,128	17,303

	9,466	9,443

      Depreciation is provided for property and equipment on the straight-line method over the estimated useful lives of the respective classes of assets, as follows:

Buildings and improvements	15 years
Furniture and equipment	2 to 5 years
Vehicles	5 years

(7) Deposits

      The Corporation’s deposits of US$528,270,000 at December 31, 2001 (US$517,781,000 at December 31, 2000), mature in 2002.

(8) Commercial Paper

      The Corporation’s commercial paper of US$491,671,000 at December 31, 2001 (US$300,000,000 at December 31, 2000), matures in 2002. At December 31, 2001 and 2000, the interest rates on commercial paper ranged from 1.94% to 2.25% and from 6.65% to 6.67%, respectively.

(9) Bonds

      The Corporation has placed in the international capital markets, bond issues of US$3,595,711,000 maturing through 2017. Of this amount, US$520,100,000 were issued under a Medium Term Note Programme (MTN) of which US$37,400,000 were outstanding at December 31, 2001.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

      An analysis of bonds follows (in thousands of U.S. dollars):

	December 31, 2001		December 31, 2000

		Weighted		Weighted
		average		average
		cost, after		cost, after
		swaps		swaps
	Amount	(%)	Amount	(%)

U.S. dollars	1,581,888	4.29	1,399,528	7.74
Yen	379,645	4.83	224,848	8.08
Deutschemark	109,709	4.27	109,709	6.76
Italian Lire	—	—	114,528	6.88
Euros	491,260	3.40	491,260	8.00

	2,562,502		2,339,873
Fair value adjustments on hedging activities	76		—

Carrying value of bonds	2,562,578		2,339,873

      Fair value adjustments to the carrying value of bonds represent adjustments to the carrying value of transactions in designated fair value hedging relationships.

      A summary of the bonds issued, by remaining maturities, follows (in thousands of U.S. dollars):

	December 31,

Remaining maturities	2001	2000

Less than one year	315,942	302,854
Between one and two years	490,077	315,992
Between two and three years	541,720	489,877
Between three and four years	541,425	518,000
Between four and five years	201,613	541,425
Over five years	471,725	171,725

	2,562,502	2,339,873

      At December 31, 2001 and 2000, fixed interest rate bonds amounted to US$2,455,614,000 and US$2,054,001,000, respectively, of which US$980,614,000 and US$779,000,000, respectively, are denominated in Yen, Deutschemark and Euros in 2001 and 2000.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

(10) Borrowings and Other Obligations

      An analysis of borrowings and other obligations and weighted average cost, follows (in thousands of U.S. dollars):

	December 31, 2001		December 31, 2000

		Weighted		Weighted
		average		average
		cost, after		cost, after
	Amount	swaps(%)	Amount	swaps(%)

U.S. dollars	435,966	3.57	430,995	7.12
Deutschemark	1,820	5.50	2,264	5.50
Yen	52,182	4.06	42,220	7.35
Units of account —
Inter-American Development Bank	—	—	301	6.36
Other currencies	14,407	6.10	19,483	6.89

	504,375		495,263
Fair value adjustments on hedging activities	7,373		—

Carrying value of borrowings and other obligations	511,748		495,263

      Fair value adjustments to the carrying value of borrowings and other obligations represent adjustments to the carrying value of transactions in designated fair value hedging relationships.

      At December 31, 2001 and 2000, there are fixed interest-bearing borrowings and other obligations amounting to US$101,414,000 and US$86,965,000, respectively.

      Borrowings and other obligations, by remaining maturities, are summarized below (in thousands of U.S. dollars):

	December 31,

	2001	2000

Less than one year	114,443	110,952
Between one and two years	103,472	104,427
Between two and three years	61,239	79,728
Between three and four years	35,833	49,237
Between four and five years	30,607	30,665
Over five years	158,781	120,254

	504,375	495,263

      Some borrowing agreements contain covenants restricting the use of the funds for specific purposes or projects.

      At December 31, 2001 and 2000, there were unused term credit facilities amounting to US$120,000,000 and US$180,000,000, respectively.

(11) Accrued Expenses and Other Liabilities

      At December 31, 2001 and 2000, the accrual for employees’ savings plan funds amounts to US$7,838,000 and US$6,917,000, net of advances of US$4,312,000 and US$3,639,000, respectively.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

      The employees’ savings plan consists of contributions made by the employees and by the Corporation, as established in the Corporation’s personnel regulations. Such funds are maintained within the Corporation and interest is accrued on the balance of such funds. The Corporation’s contributions to this fund amounted to US$1,311,000 and US$1,255,000, for the years ended December 31, 2001 and 2000, respectively.

      At December 31, 2001 and 2000, the accrual for employees’ benefits amounted to US$6,393,000 and US$4,914,000, net of advances of US$4,453,000 and US$3,368,000, respectively.

      At December 31, 2001 and 2000, total employees were 260 and 252, respectively.

(12) Stockholders’ Equity

     Authorized Capital

      The authorized capital of the Corporation at December 31, 2001, 2000 and 1999, amounts to US$3,000,000,000, distributed among Series “A”, “B” and “C” shares.

     Subscribed Callable Capital

      The payment of subscribed callable capital will be as required, with prior approval of the Board of Directors, in order to meet financial obligations of the Corporation, when internal resources are inadequate.

     Shares

      The Corporation’s shares are classified as follows:

Series “A” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities with social or public objectives of the five Andean Community member countries: Bolivia, Colombia, Ecuador, Peru and Venezuela. These shares grant the right of representation on the Corporation’s board of one principal director and one alternate director per share. Series “A” shares have a par value of US$1,200,000.

Series “B” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities and financial institutions of the five Andean Community member countries. These shares grant the right of representation on the Corporation’s Board of Directors of one principal director and one alternate director. Also, the commercial banks are entitled to one principal director and one alternate director on the board. Series “B” shares have a par value of US$5,000.

Series “C” shares: Subscribed by legal entities or individuals outside of the region. These shares provide for representation on the Board of Directors of the Corporation of one principal director and his respective alternate, who are elected by the holders of these shares. Series “C” shares have a par value of US$5,000.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

      A summary of the movement in subscribed and paid-in capital for the years ended December 31, 2001, 2000 and 1999, follows (amounts in thousands of U.S. dollars):

	Number of Shares ?			Amounts

	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

At December 31, 1998	5	149,024	5,793	6,000	745,124	28,965	780,089
Dividends in shares	—	4,803	182	—	24,015	910	24,925
Issued for cash	—	10,808	414	—	54,040	2,070	56,110

At December 31, 1999	5	164,635	6,389	6,000	823,179	31,945	861,124
Dividends in shares	—	4,727	178	—	23,635	890	24,525
Issued for cash	—	20,532	438	—	102,656	2,190	104,846

At December 31, 2000	5	189,894	7,005	6,000	949,470	35,025	990,495
Dividends in shares	—	5,341	202	—	26,705	1,010	27,715
Issued for cash	—	8,516	2,508	—	42,580	12,540	55,120

At December 31, 2001	5	203,751	9,715	6,000	1,018,755	48,575	1,073,330

      Subscribed and paid-in capital is held as follows at December 31, 2001 (amounts in thousands of U.S. dollars):

	Number of Shares			Amounts

Stockholder	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

Bolivia	1	16,124	—	1,200	80,620	—	81,820
Colombia	1	57,093	—	1,200	285,465	—	286,665
Ecuador	1	16,124	—	1,200	80,620	—	81,820
Peru	1	57,092	—	1,200	285,460	—	286,660
Venezuela	1	57,092	—	1,200	285,460	—	286,660
Brazil	—	—	4,813	—	—	24,065	24,065
Chile	—	—	245	—	—	1,225	1,225
Jamaica	—	—	82	—	—	410	410
Mexico	—	—	2,617	—	—	13,085	13,085
Paraguay	—	—	800	—	—	4,000	4,000
Panama	—	—	1,041	—	—	5,205	5,205
Trinidad and Tobago	—	—	117	—	—	585	585
Commercial banks	—	226	—	—	1,130	—	1,130

	5	203,751	9,715	6,000	1,018,755	48,575	1,073,330

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

      At December 31, 2001, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below (amounts in thousands of U.S. dollars):

	Unpaid Subscribed Capital				Subscribed Callable Capital ?

	Series “B”		Series “C”		Series “B”		Series “C”

	Number of		Number of		Number of		Number of
Stockholder	shares	Amount	shares	Amount	shares	Amount	shares	Amount

Bolivia	3,638	18,190	—	—	14,400	72,000	—	—
Colombia	12,824	64,120	—	—	50,400	252,000	—	—
Ecuador	3,638	18,190	—	—	14,400	72,000	—	—
Peru	12,826	64,130	—	—	50,400	252,000	—	—
Venezuela	12,826	64,130	—	—	50,400	252,000	—	—
Brazil	—	—	644	3,220	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Jamaica	—	—	27	135	—	—	—	—
Paraguay	—	—	227	1,135	—	—	—	—
Panama	—	—	—	—	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000

	45,752	228,760	898	4,490	180,000	900,000	2,400	12,000

      Subscribed and paid-in capital is held as follows at December 31, 2000 (amounts in thousands of U.S. dollars):

	Number of Shares			Amounts

Stockholder	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

Bolivia	1	15,026	—	1,200	75,130	—	76,330
Colombia	1	53,206	—	1,200	266,030	—	267,230
Ecuador	1	15,026	—	1,200	75,130	—	76,330
Peru	1	53,205	—	1,200	266,025	—	267,225
Venezuela	1	53,205	—	1,200	266,025	—	267,225
Brazil	—	—	2,865	—	—	14,325	14,325
Chile	—	—	238	—	—	1,190	1,190
Jamaica	—	—	80	—	—	400	400
Mexico	—	—	2,546	—	—	12,730	12,730
Paraguay	—	—	527	—	—	2,635	2,635
Panama	—	—	635	—	—	3,175	3,175
Trinidad and Tobago	—	—	114	—	—	570	570
Commercial banks	—	226	—	—	1,130	—	1,130

	5	189,894	7,005	6,000	949,470	35,025	990,495

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

      At December 31, 2000, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below (amounts in thousands of U.S. dollars):

	Unpaid Subscribed Capital				Subscribed Callable Capital

	Series “B”		Series “C”		Series “B”		Series “C”

	Number of		Number of		Number of		Number of
Stockholder	shares	Amount	shares	Amount	shares	Amount	shares	Amount

Bolivia	4,308	21,540	—	—	14,400	72,000	—	—
Colombia	15,216	76,080	—	—	50,400	252,000	—	—
Ecuador	4,308	21,540	—	—	14,400	72,000	—	—
Peru	15,218	76,090	—	—	50,400	252,000	—	—
Venezuela	15,218	76,090	—	—	50,400	252,000	—	—
Brazil	—	—	2,512	12,560	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Jamaica	—	—	27	135	—	—	—	—
Paraguay	—	—	485	2,425	—	—	—	—
Panama	—	—	382	1,910	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000

	54,268	271,340	3,406	17,030	180,000	900,000	2,400	12,000

  General Reserve

      The general reserve was set-up to cover possible contingencies. The stockholders decided to increase the reserve by US$48,307,000, US$46,377,000 and US$33,553,000 during the years ended December 31, 2001, 2000 and 1999, respectively, by appropriations from net income for the years ended December 31, 2000, 1999 and 1998, respectively.

     Reserve Pursuant to Article No. 42 of the By-laws

      The Corporation’s by-laws establish that at least 10% of annual net income is to be allocated to a reserve fund until that fund amounts to 50% of the subscribed capital. Additional allocations may be approved by the stockholders. At the stockholders meetings in March 2001 and 2000, it was authorized to increase the reserve by US$10,700,000, US$9,300,000 and US$8,400,000, from net income for the years ended December 31, 2000, 1999 and 1998, respectively.

(13) Distributions to Stockholders

      In March 2001, 2000 and 1999, the stockholders agreed to distribute US$26,000,000, US$14,500,000, and US$12,000,000, respectively, from retained earnings at December 31, 2000, 1999 and 1998, respectively, to the stockholders funds.

(14) Tax Exemptions

      The Corporation is exempt from all taxes on income, properties and other assets. It is also exempt from liability related to the payment, withholding or collection of any tax or other levy.

(15) Derivative Instruments and Hedging Activities

      The Corporation seeks to match the maturities of its liabilities to the maturities of its loan portfolio. The Corporation utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

currency risk. The Corporation does not hold or issue derivative financial instruments for trading or speculative purposes.

      By using derivative financial instruments to hedge exposures to changes in interest rate and foreign exchange rates, the Corporation exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Corporation, which creates credit risk for the Corporation. When the fair value of a derivative contract is negative, the Corporation owes the counterparty and, therefore, it does not possess credit risk. The Corporation minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is A or higher.

      Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates and currency exchange rates. The market risk associated with interest rate and currency risk is managed by swapping loans and borrowings subject to fixed interest rates and denominated in foreign currency into floating interest rate instruments denominated in U.S. dollars.

      The Corporation assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows. The Corporation maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Corporation’s outstanding or forecasted debt obligations as well as the Corporation’s offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Corporation’s future cash flows.

      The following table presents the fair value of interest rate swaps and cross-currency swaps at December 31, 2001:

	Fair value adjustments

	Derivative	Derivative
	assets	liabilities

Investments	—	79
Loans	—	2,524
Bonds	76	—
Borrowings and other obligations	7,373	—

	7,449	2,603

      For the year ended December 31, 2001 all of the Corporation’s derivatives which have been designated in hedging relationships were considered fair value hedges. The change in fair value of such derivative instruments and the change in fair value of hedged items attributable to risk being hedged is included in other income in the income statement. The net effect of these changes for the year ended December 31, 2001 was nil, as the Corporation uses the short-cut method to determine the fair value of its hedged financial instruments.

(16) Fair Value

      The following table presents the carrying amounts and estimated fair values of the Corporation’s financial instruments at December 31, 2001. The fair value of a financial instrument is the amount at which

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

the instrument could be exchanged in a current transaction between willing parties (amounts in thousands of U.S. dollars):

	Carrying
	amount	Fair value

Financial assets:
Cash and due from banks	2,744	2,744
Deposits with banks	606,965	606,965
Marketable securities
Trading	371,294	371,294
Held-to-maturity	238,006	238,874
Loans	5,455,156	5,465,767
Interest and commissions receivable	133,181	133,181
Derivative contracts (included in other assets)	7,449	7,449
Financial liabilities:
Deposits	528,270	528,270
Commercial paper	491,671	491,671
Advances and short-term borrowings	670,279	670,279
Bonds	2,562,578	2,562,891
Borrowings and other obligations	511,748	514,926
Derivative contracts (included in accrued expenses and other liabilities)	2,603	2,603
Accrued interest and commissions payable	96,564	96,564

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

      Cash and due from banks, deposits with banks, other assets, deposits, securities sold under repurchase agreements, commercial paper, advances and short-term borrowings, accrued interest and commissions, accrued expenses: The carrying amounts approximate fair value because of the short maturity of these instruments.

      Marketable securities: The fair values of held-to-maturity securities are based on quoted market prices at the reporting date for those or similar securities. Trading securities are carried at fair value based on quoted market prices.

      Loans: The Corporation is one of the few institutions that offers loans for development in the stockholder countries. A secondary market does not exist for the type of loans granted by the Corporation. As rates on variable rate loans and loan commitments are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate hedged loans is determined using the market value of the swap agreement hedging interest rate risk. For unhedged fixed rate loans, the fair value is determined using the current variable interest rate for similar loans.

      Derivative assets and liabilities: Current market prices obtained from third party banks were used to estimate fair values of interest rate and foreign currency swap agreements.

      Bonds, borrowings and other obligations: The fair value of bonds, borrowings and other obligations is determined using the short-cut method by applying the market price for swap agreements to determine the

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

market price of the debt, for hedged items. The carrying amounts of unhedged debt approximate fair value when such debt is subject to variable market interest rates. For unhedged fixed interest rate debt, the fair value is determined using the current variable interest rate for similar bonds and borrowings and other obligations.

(17) Commitments and Contingencies

      Commitments and contingencies include the following (in thousands of U. S. dollars):

	December 31,

	2001	2000

Agreements subscribed	1,250,071	1,079,641
Lines of credit for foreign trade	1,297,270	1,408,879
Letters of credit for foreign trade	22,005	22,681
Guarantees	100,000	—
Other	27,374	37,370

      These commitments and contingencies result from the normal course of the Corporation’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

      In the ordinary course of business the Corporation has entered into commitments to extend credit. Such financial instruments are recorded as commitments upon signing the corresponding contract and are reported in the financial statements when disbursements are made.

      The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also based on experience, part of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

      In the event the credit lines are not utilized, no additional cost is incurred by the Corporation.

CORPORACION ANDINA DE FOMENTO (CAF)

Unaudited Interim Financial Information as of

September 30, 2002 and 2001

Balance Sheets

	September 30,	September 30,
	2002	200l

	(Expressed in thousands of
	U.S. dollars)
ASSETS
Cash and due from banks	1,338	1,325
Deposits with banks	557,303	511,889
Marketable securities
Trading	572,030	381,592
Held-to-maturity (market value of US$l25,176 in 2002 and US$l96,958 in 2001)	127,448	196,415
Securities purchased under resale agreements	25,000	—
Loans	5,955,730	4,925,643
Less allowance for losses	194,085	181,463

Loans, net of allowance for losses	5,761,645	4,744,180

Equity investments	118,465	130,559
Interest and commissions receivable	143,385	137,545
Property and equipment	10,255	8,484
Other assets	43,767	73,484

Total assets	7,360,636	6,185,473

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	295,581	492,573
Commercial paper	689,230	—
Advances and short-term borrowings	474,923	531,298
Bonds	2,977,205	2,683,119
Borrowings and other obligations	467,446	526,543
Accrued interest and commissions payable	80,231	88,697
Accrued expenses and other liabilities	355,442	72,579

Total liabilities	5,340,058	4,394,809

Subscribed and paid-in capital (authorized capital US$5,000 million in 2002 and US$3,000 million in 2001)
Series “A” shares	6,000	6,000
Series “B” shares	1,098,815	1,015,405
Series “C” shares	64,000	46,405

	1,168,815	1,067,810
Additional paid-in capital	110,210	83,478
Reserves	644,002	554,665
Retained earnings	97,551	84,711

Total stockholders’ equity	2,020,578	1,790,664

Total liabilities and stockholders’ equity	7,360,636	6,185,473

CORPORACION ANDINA DE FOMENTO (CAF)

Unaudited Interim Financial Information for

the Nine-Month Periods Ended September 30, 2002 and 2001

Statements of Income

	Nine months ended
	September 30,

	2002	2001

	(Expressed in
	thousands of
	U.S. dollars)
Interest income
Project loans	208,266	255,694
Trade-financing and corporate loans	10,514	25,170
Investments and deposits with banks	21,153	43,811

Total interest income	239,933	324,675

Interest expense
Deposits	5,154	16,821
Commercial paper	7,070	4,183
Advances and short-term borrowings	9,348	13,639
Bonds	72,622	126,266
Borrowings and other obligations	12,118	22,796

Total interest expense	106,312	183,705

Net interest income	133,621	140,970
Provision for loan losses	30,400	43,000

Net interest income, after provision for loan losses	103,221	97,970
Non-interest income
Commissions	24,954	17,535
Impairment charge for equity investments	(3,528)	—
Dividends and equity in earnings of investees	1,939	4,395
Other income	683	601

Total non-interest income	24,048	22,531

Non-interest expenses
Commissions	5,575	5,804
Administrative expenses	22,399	24,880
Other expenses	1,744	672

Total non-interest expenses	29,718	31,356

Income before cumulative effect of change in accounting for derivatives and hedging activities	97,551	89,145
Cumulative effect of change in accounting for derivatives and hedging activities	—	(307)

Net income	97,551	88,838

CORPORACION ANDINA DE FOMENTO (CAF)

Unaudited Financial Statements for

the Nine-Month Periods Ended September 30, 2002 and 2001

Statements of Cash Flows

	Nine months ended
	September 30,

	2002	2001

	(Expressed in thousands
	of U.S. dollars)
Cash flows from operating activities
Net income	97,551	88,838

Adjustments to reconcile net income to net cash provided by (used in) operating activities
Provision for loan losses	30,400	43,000
Impairment charge for equity investments	3,528	—
Equity in earnings of investees	(662)	—
Amortization of deferred charges	1,230	1,029
Depreciation of property and equipment	1,387	1,097
Provision for employees’ severance benefits	2,409	2,326
Employees’ savings plan	1,265	1,030
Net changes in operating assets and liabilities
Net (profit) loss on sale of trading securities	1,393	(260)
Severance indemnities paid or advanced	(1,751)	(843)
Employees’ savings plan paid or advanced	(606)	(500)
Trading securities	(200,736)	83,610
Interest and commissions receivable	(10,204)	20,237
Other assets	990	1,042
Accrued interest and commissions payable	(16,333)	(17,496)
Accrued expenses and other liabilities	(839)	11,299

Total adjustments	(188,529)	145,571

Net cash provided by (used in) operating activities	(90,978)	234,409

Cash flows from investing activities
Purchases of held-to-maturity securities	(484,565)	(539,848)
Maturities and prepayments of held-to-maturity securities	595,123	626,650
Securities purchased under resale agreements	(25,000)	—
Loan origination and principal collections, net	(514,011)	(463,770)
Equity investments	(1,179)	409
Purchases of property and equipment	(2,176)	(138)

Net cash (used in) investing activities	(431,808)	(376,697)

Carried forward	(522,786)	(142,288)

CORPORACION ANDINA DE FOMENTO (CAF)

Unaudited Financial Statements for

the Nine-Month Periods Ended September 30, 2002 and 2001

Statements of Cash Flows (continued)

	Nine months ended
	September 31,

	2002	2001

	(Expressed in thousands of
	U.S. dollars)
Brought forward	(522,786)	(142,288)

Cash flows from financing activities
Net increase (decrease) in deposits	(232,689)	(25,208)
Net change in securities sold under repurchase agreements	(33,958)	—
Net increase (decrease) in commercial paper	197,559	(300,000)
Net increase (decrease) in advances and short-term borrowings	(195,356)	136,626
Proceeds from issuance of bonds	928,854	501,839
Repayment of bonds	(244,581)	(191,444)
Net change in borrowings and other obligations	(45,548)	26,886
Distributions to stockholders’ funds	(19,100)	(26,000)
Capital increase, net of stock dividends	55,820	49,600
Additional paid-in capital	60,717	52,991

Net cash provided by financing activities	471,718	225,290

Net increase (decrease) in cash and cash equivalents	(51,068)	83,002
Cash and cash equivalents at beginning of period	609,709	430,212

Cash and cash equivalents at end of period	558,641	513,214

CORPORACION ANDINA DE FOMENTO (CAF)

Note to Unaudited Interim Financial Information

September 30, 2002 and 2001

(1) Basis of Presentation

      The interim financial information as of September 30, 2002 and September 30, 2001 and for the nine-month periods ended September 30, 2002 and 2001 is unaudited and has been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for the nine-month period ended September 30, 2002 are not necessarily an indication of the results to be expected for the full year 2002.

      This interim financial information should be read in conjunction with the Corporation’s audited financial statements as of December 31, 2001, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2001 and the notes thereto presented in the prospectus.

CORPORACION ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION

BONDS

						Principal
		Date of				Amount
	Interest	Agreement of	Year of Final			Outstanding at
Title	Rate	Issue	Maturity	Currency		December 31, 2001

						(in millions)
Regional Bonds	Floating	Various	Various	US$		150.0
Private Placement	Floating	1995	2002	US$		25.0
7.10% Yankee Bonds	Fixed	1996	2003	US$		200.0
7.25% Yankee Bonds	Fixed	1997	2007	US$		150.0
7.79% Yankee Bonds	Fixed	1997	2017	US$		50.0
Euro DM Bonds	Fixed	1998	2003	DM	(2)	200.0
6.75% Yankee Bonds	Fixed	1998	2005	US$		150.0
Euro Dollar Bonds	Fixed	1998	2003	US$		200.0
7.75% Yankee Bonds	Fixed	1999	2004	US$		200.0
Private Placement	Fixed	1999	2002	JPY	(1)	1,500.0
4.75% Euro Bonds	Fixed	1999	2004	EUR	(3)	300.0
Private Placement	Floating	1999	2005	US$		20.0
1.85% Samurai Bonds	Fixed	1999	2002	JPY	(1)	20,000.0
8 7/8% Yankee Bonds	Fixed	2000	2005	US$		225.0
6.50% Euro Bonds	Fixed	2000	2005	EUR	(3)	200.0
7 3/8% Yankee Global Bonds	Fixed	2001	2011	US$		300.0
1.17% Samurai Bonds	Fixed	2001	2006	JPY	(1)	25,000.0

(1)	Yen.

(2)	Deutschemark.

(3)	Euros.

LOANS FROM COMMERCIAL BANKS, ADVANCES, DEPOSITS,

U.S. COMMERCIAL PAPER AND REPURCHASE AGREEMENTS

					Principal
		Date of			Amount
	Interest	Agreement of	Year of Final		Outstanding at
Title	Rate	Issue	Maturity	Currency	December 31, 2001

					(in millions)
Medium- and Long-term Loans	Various	Various	Various	Various	511.7
Advances and Short-term Loans	Floating	Various	Various	US$	670.3
Deposits	Floating	Various	Various	US$	528.3
U.S. Commercial Paper	Floating	Various	Various	US$	491.7
Repurchase Agreements	Floating	Various	Various	US$	33.9

CORPORACION ANDINA DE FOMENTO (CAF)

LOANS FROM MULTILATERALS AND BILATERALS, EXIMS

AND EXPORT CREDIT AGENCIES

						Principal
						Amount
		Date of				Outstanding
	Interest	Agreement of	Year of Final			at
Title	Rate	Issue	Maturity	Currency		December 31, 2001

						(in millions)
IADB	Variable	Various	Various	US$		139.9
ACDI (Canada)	0%	3/29/74	9/30/23	CAN	(1)	2.8
KfW (Germany)	5.5%	2/24/77	6/30/07	DEM	(2)	4.0
KfW (Germany)	Variable	Various	Various	US$		16.5
DEG (Germany)	Variable	10/24/90	11/30/02	EUR		1.2
AID (U.S.A.)	3%	10/10/72	11/27/14	US$		5.2
EDC (Canada)	Variable	12/8/92	Various	US$		5.0
Exim (Japan)	Variable	Various	Various	JPY	(3)	5,906.6
Exim (Japan)	Variable	Various	Various	US$		35.1
Nordic Investment Bank	Variable	Various	7/22/15	US$		37.5
European Investment Bank	Various	10/16/97	Various	US$		37.2

(1)	Canadian dollars.

(2)	Deutschemark.

(3)	Yen.

GUARANTEED DEBT

			Principal Amount
	Date of	Year of Final	Outstanding at
Borrower	Issue	Maturity	December 31, 2001

			(in millions)
Republic of Colombia	12/27/00	12/27/05	100.0

PART II

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following is an estimate of the Registrant’s expenses in connection with the issuance of the Securities that are the subject of this registration statement:

Securities and Exchange Registration Fee	$30,820
Fiscal and Paying Agent Fees	20,000
Fees of rating agencies	225,000
Legal fees	125,000
Printing of registration statement, prospectus and other documents	75,000
Blue Sky expenses (including counsel fees)	15,000
Other	29,500

Total	520,320

UNDERTAKINGS

The Registrant hereby undertakes:

      (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act or 1934 that is incorporated by reference in this registration statement.

      (b) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (d) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

CONTENTS

The registration statement comprises:

(1) The facing sheet.

(2) The prospectus.

(3) Part II consisting of pages II-1 to II-5.

(4) The following exhibits:

1.1 Form of Underwriting Agreement for Debt Securities (incorporated by reference to our registration statement No. 333-11970)

1.2 Form of Underwriting Agreement Pertaining to Guarantees[1]

5.1 Opinion and consent of Fernando Dongilio, Chief Legal Counsel to CAF

8.1 Opinion and consent of Sullivan & Cromwell

4.1 Form of Fiscal Agency Agreement, including form of certain Debt Securities (incorporated by reference to our registration statement No. 333-11970)

4.2 Form of Guarantee Agreement, including the form of Guarantee[1]

23.1 Consent of KPMG

(1) To be filed by amendment.

SIGNATURE OF REGISTRANT

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Caracas, Venezuela, on the 7th day of November 2002.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ LUIS ENRIQUE BERRIZBEITIA

Name: Luis Enrique Berrizbeitia
Title: Acting Executive President

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

      Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of the Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Washington, DC, on the 7th day of November 2002.

PUGLISI & ASSOCIATES

By:	/s/ DONALD J. PUGLISI

Name: Donald J. Puglisi Title: Managing Director

EXHIBITS

Sequentially
Exhibit		Numbered
Number	Exhibits	Page

1.1	Form of Underwriting Agreement for Debt Securities (incorporated by reference to our registration statement No. 333-11970)
1.2	Form of Underwriting Agreement Pertaining to Guarantees	*
4.1	Form of Fiscal Agency Agreement, including form of Certain Debt Securities (incorporated by reference to our registration statement No. 333-11970)
4.2	Form of Guarantee Agreement including the form of Guarantee	*
5.1	Opinion and consent of Fernando Dongilio, Chief Legal Counsel to CAF
8.1	Opinion and consent of Sullivan & Cromwell
23.1	Consent of KPMG	**
23.2	Consent of CAF’s Legal Counsel
23.3	Consent of Sullivan & Cromwell	***

 *  To be filed by amendment.
 **  Included in Exhibit 5.1
*** included in exhibit 8.1